                                                                                                 File No. 1-4315

                                         SECURITIES AND EXCHANGE COMMISSION

                                                  WASHINGTON, D.C.

                                                     FORM U-5-S

                                                    ANNUAL REPORT

                                      FOR THE FISCAL YEAR ENDED MARCH 31, 2002

                                                Filed pursuant to the
                                    Public Utility Holding Company Act of 1935 by

                                                       [LOGO]

                                     National Grid Group plc
                                     15 Marylebone Road
                                     London, NW1 5JD
                                     United Kingdom

                                     National Grid USA
                                     25 Research Drive
                                     Westborough, MA 01582

Item 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF MARCH 31, 2002

        Name of Company                                                                                   No. of          Percentage         Issuer            Owner
                                                                                                          common         Voting power         Book             Book
                                                                                                       shares owned      100 % unless         Value            Value
                                                                                                                            stated            $'000            $'000

        National Grid Group plc

Subsidiary of the parent holding  Company- National Grid Group plc
        National Grid (US) Holdings Limited                            Ordinary £1                              931,252                         2,576,199        2,511,674
        NGG Finance PLC (1)                                            Ordinary £1                            1,650,000                           230,290          227,271
                                                                       Non-equity securities                                                     68,500
        National Grid Holdings One plc (2)                             Ordinary £1                        1,498,332,868                         3,151,540          214,674
                                                                       Non-equity security                                                                   -                -

Subsidiary of National Grid (US) Holdings Limited
        National Grid (US) Investments 4                               Ordinary £1                                  299                         2,976,222        2,927,624
        National Grid (US) Investments 2                               Ordinary £1                                  100                                 -                -
        National Grid Luxembourg 1 SARL (3)                            Ordinary $50                                 400                                18               20
        National Grid Luxembourg 2 SARL (3)                            Ordinary $50                                 400                                18               20
        National Grid (US) Investments 5 (*)                           Ordinary £1                                    1                                 -                -
        National Grid (US) Investments 6 (*)                           Ordinary £1                                    1                                 -                -
Subsidiary of National Grid (US) Investments 4
        National Grid (US) Partner 1 Limited (4)                       Ordinary US$1                          1,980,002                         4,489,031        4,532,147
        National Grid (US) Partner 2 Limited (4)                       Ordinary US$1                             20,001                            45,344           45,779
        National Grid Twelve Limited (5)                               Ordinary US$1                         14,999,999                         3,780,250        3,761,796
Subsidiary of National Grid Twelve Limited
        National Grid Eight Limited (6)                                Ordinary US$315.50                    10,000,000                            50,056        2,734,491
        National Grid Eleven Limited (7)                               Ordinary US$273                        5,000,000                            18,567        1,045,744

Subsidiary of National Grid (US) Partner 1 Limited
        National Grid General Partnership (8)                          Partnership                                                    99        4,672,973              n/a
        National Grid Holdings Inc. (USA)                                                         -                                   99        6,386,974        4,489,031
Subsidiary of National Grid (US) Partner 2 Limited
        National Grid General Partnership (8)                          Partnership                                                     1           47,202              n/a
        National Grid Holdings Inc. (USA)                                                         -                                    1           64,515           45,344
Subsidiaries of National Grid General Partnership
        National Grid US LLC (9)                                                                  -                                               142,332          142,237
        NG Chicago I LLC (USA)                                                                                                                          -                -
        National Grid Holdings Inc. (USA)                              Ordinary                                   1,353                         4,595,891        4,543,302
                                                                       Non-equity securities                                                    3,816,213
Subsidiaries of National Grid Holdings Inc.
        National Grid Ten (10)                                         $1 ordinary                            1,148,825                            91,907           91,907
        NGG (Delaware) LLC (11)
        National Grid USA                                              Common                                     1,000                         7,413,504        7,413,504
                                                                       Non-equity securities                                                       72,952

Subsidiary of the parent holding  Company- National Grid Holdings One plc
        National Grid Holdings Limited (12)                            Ordinary £1                 99,999,999                         5,853,088        2,801,918
                                                                       Non-equity securities                                                      6,210           40,421
Subsidiary of National Grid Holdings Limited
        ENMO Limited (13)                                              A Ordinary £1                2,250,000               75              207                -
                                                                       B Ordinary £1                      nil               25              618              n/a
        National Grid Nominees Limited                                 Ordinary £1                          2                                 -                -
        National Grid Five Limited                                     Ordinary £1                263,368,411                         1,244,106        1,235,712
        National Grid Four Limited (14)                                Ordinary £1                        100                         (225,638)                -
                                                                       Non-equity securities                700,000,000                                 -                -
        National Grid Gold Limited (15)                                Ordinary £1                     10,000                           383,492          568,000
                                                                       A Ordinary £1                                                          1,989,974        1,987,132
        National Grid Insurance Limited (16)                           Ordinary £1                  1,300,000                            31,820           31,240
                                                                       Non-equity securities                                                      7,100              n/a
                                                                       A shares £1                                                                    -                -
        National Grid Jersey Holdings Three Limited                    Ordinary £0.01                     250                              (43)                -
        National Grid Jersey Holdings Four Limited                     Ordinary £0.01                     400                             5,634            5,680
        National Grid Jersey Holdings Five Limited                     Ordinary £0.01                 148,843                              (52)                -
        National Grid One Limited                                      Ordinary £1                        100                             2,248               45
        National Grid Two Limited                                      Ordinary £1                        100                             2,569               43
        NGG Telecoms Holdings Limited (17)                             Ordinary £1                        999                         3,742,650        3,799,465
                                                                       A shares £1                                                                    1                1
                                                                       B shares £1                                                                    1                1
        NGG Telecoms Investment Limited                                Ordinary £1                          2                                 -                -
        National Grid (US) Investments 3                               Ordinary £1                          1               50                -                -
        National Grid (US) Investments (18)                            Ordinary £1                    225,299             99.7        1,040,491        1,040,491
        National Grid (Ireland) 1 Limited (19)                         Ordinary US$50                           262,364                           943,369        1,857,119
                                                                       Non-equity securities                                                    3,387,962        3,240,518
        National Grid Properties Limited (20)                          Ordinary £1                 34,806,296                            49,426           49,425
        The National Grid Company plc                                  Ordinary £1                      6,374                         1,113,936        3,745,565
                                                                       Non-equity securities                                                       68,555           68,555
        The National Grid Group Quest Trustee  Company Limited (*)
Subsidiary of National Grid Jersey Properties Limited
        NG Property Developments Limited (21)                          Ordinary £1                    300,000                               428              455

Subsidiary of The National Grid Company plc
        -NGC Employee Shares Trustee Limited (*)
        NGC Leasing Limited                                            Ordinary £1                                  100                                 -                -
         -Elexon Limited (22)
Subsidiary of National Grid Nominees Limited
        -BSc Co. Limited (*)                                           Ordinary £1                                    1
        -Electracom Limited (*)                                        Ordinary £1                                    2
        -Energi Limited (*)                                            Ordinary £1                                    2
        -Energis Services Limited (*)                                  Ordinary £1                                    2
        -Energy Market Operations Limited (*)                          Ordinary £1                                    1
        -Energy Settlements and Information Services -Limited (*)      Ordinary £1                                    2
         -Enex Operations Limited (*)                                  Ordinary £1                                    1
         -EPFA Limited (*)                                             Ordinary £1                                    1
        -EPFAL Limited (*)                                             Ordinary £1                                    2
        -First Point Services Limited (*)                              Ordinary £1                                    1
        -First Point Solutions Limited (*)                             Ordinary £1                                    1
        -Gemstone Software Limited (*)                                 Ordinary £1                                    1
        -Grid International Limited (*)                                Ordinary £1                                    2
        -Gridnat Limited (*)                                           Ordinary £1                                    1
        -International Power Systems Limited (*)                       Ordinary £1                                    2
        -IPS Limited (*)                                               Ordinary £1                                    2
        -NATGRID Limited (*)                                           Ordinary £1                                    2
        -Natgrid Holdings Limited (*)                                  Ordinary £1                                    1
        -National Grid Market Services Limited (*)                     Ordinary £1                                    1
         -NetMap Limited(*)                                            Ordinary £1                                    1
        -NGC Energy Limited (*)                                        Ordinary £1                                    2
        -NGC (GB) Limited (*)                                          Ordinary £1                                    2
        -NGC Leisure Limited (*)                                       Ordinary £1                                    2
        -NGG Limited (*)                                               Ordinary £1                                    1
        -Powercom Limited (*)                                          Ordinary £1                                    2
        -Supergrid Limited (*)                                         Ordinary £1                                    2
        -Teldata Services Limited (*)                                  Ordinary £1                                    1
        -Teldata Solutions Limited (*)                                 Ordinary £1                                    1
        -Telecom Electric Limited (*)                                  Ordinary £1                                    2
        -Transgrid Limited (*)                                         Ordinary £1                                    1

Subsidiary of National Grid Four Limited
        Energis plc (23)                                                                                              123,582,445              7.1                                 -
Subsidiary of National Grid Jersey Holdings Four Limited
        Gridcom Limited                                                Ordinary £1                            4,000,000                             3,902            5,680
Subsidiary of National Grid Jersey Holdings Five Limited
        National Grid Three Limited                                    Ordinary £1                                  505                       (1,102,149)                -
Subsidiary of National Grid Three Limited
        NGG Telecoms Limited                                           Ordinary £1                          216,810,197                           786,561          786,594
Subsidiary of National Grid Telecoms Limited
        Energis plc (23)                                                                                          442,500,000             25.4                                 -
        -NGC IT Limited (*)                                            Ordinary £1                                      2
Subsidiary of National Grid (Ireland) 1 Limited
        National Grid (Ireland) 2 Limited (8)                          Ordinary US$50                                     745,807                         3,874,840        2,981,255
        National Grid Nine Limited (24)                                Ordinary £1                                2,626               26        1,325,386        1,373,634
Subsidiary of National Grid (Ireland) 2 Limited
        National Grid Nine Limited                                     Ordinary £1                                7,474               74        3,772,252        3,909,572
Subsidiary of National Grid Five Limited
        National Grid Six Limited                                      Ordinary £1                                    1                          (89,173)          103,981
                                                                       Non-equity securities                                                    111,780                -
        NATGRID Finance Holdings Limited                               Ordinary £1                            3,500,100                         1,231,809        1,207,000
        National Grid International Limited                            Ordinary £1                           83,600,100                         (644,718)                -
        NGC Two Limited                                                Ordinary £1                          159,999,999                           208,687          239,083
Subsidiary of NatGrid  Finance Holdings  Limited
        NATGRID  Finance Limited                                       Ordinary £1                                  100                         2,198,891        2,092,497
Subsidiary of NatGrid  Finance Limited
        NG Jersey Limited                                              Ordinary £0.01                           140,000                         2,031,380        1,988,000
        NG Investments Limited                                         Ordinary £0.01                            68,197                            97,126           96,837
Subsidiary of NG Investments Ltd
        NATGRID Investments Ltd (25)                                   Ordinary £1                                1,000                            14,433              142
                                                                       A Shares £1                                  100                                -               46
                                                                       B Shares £1                                  300                                -                -
Subsidiary of NGC Two Limited
        The National Grid Investments Company (26)                     Ordinary £1                           10,000,000                            41,380           14,200
                                                                       A Ordinary £1                                                            191,975          190,974
Subsidiary of National Grid International Limited
         NG Procurement Holdings Limited                               Ordinary £1                              506,002                           (2,093)                -
        -NG USI Inc. (*)
        Grid Investment Holdings Limited                               Ordinary £1                                  100                                 -                -
        Teldata International Limited                                  Ordinary £1                                    2                               181                -
        National Grid (Isle of Man) UK Limited                         Ordinary £1                                2,000                            22,564            6,390
        National Grid Overseas Limited (27)                            Ordinary £1                                  200                           199,319           52,094
                                                                       Non-equity securities                                                    248,424          248,424
                                                                       B Ordinary £1                                                            383,949          378,540
        National Grid Seven Limited                                    Ordinary £1                                  100                            66,712           63,530
        Network Mapping Limited (28)                                   Ordinary £1                              300,000                               398              426
        National Grid Indus BV                                         Ord NLG 1000                              87,352                            54,679           51,120
        NGC Indus Limited                                              Ordinary £1                           33,113,000                            47,020           50,996
        NGC Zambia Limited                                             Ordinary £1                           15,754,000                            22,371           25,844
        National Grid Australia GP Pty Ltd                             Ordinary AS$1                            137,000                               181              180
        National Grid Australia LLP (29)                               Partnership                                  n/a               99           18,073           17,779
        Original Basslink Pty Limited (*)
        The Electricity Transmission Company Limited                   Ordinary £1                           34,110,000                            48,436           48,911
        Britned Development Limited (30)                                                                                              50              (3)                -

Subsidiary of NG Procurement Holdings Limited
        National Grid Procurement BV                                   Ordinary Euro450                              40                              (29)                -
Subsidiary of Grid Investment Holdings Limited
        Grid One Limited                                               Ordinary £1                                    1                                 -                -
                                                                       Non-equity securities                          1                                -                -
Subsidiary of National Grid Overseas Limited
        National Grid Overseas Two Limited                             Ordinary £1                                  100                         (362,312)                -
Subsidiary of National Grid Australia LLP
        National Grid Australia Pty Limited                            Ordinary AS$1                         34,100,000                            18,073           17,514
Subsidiary of National Grid Australia PTY Limited
        Basslink Pty Limited                                           Ordinary AS$1                         13,700,000                            18,073           17,514
Subsidiary of National Grid Seven Limited
        National Grid Holdings BV                                      Ordinary Euro450                              62                           175,356          140,748
        National Grid (Ireland) 1 Limited (31)                         Ordinary US$50                                 1                                 -                7
                                                                       Non-equity securities                                                            -                5
        National Grid (Ireland) 2 Limited (31)                         Ordinary US$50                                 1                         3,874,840        2,960,260

Subsidiary of National Grid Holdings BV
        National Grid Poland BV                                        Ordinary Euro450                              40                             4,787                -
                                                                       Non-equity securities                          1                                 -                -
        National Grid Central Europe BV                                Ordinary Euro450                              40                              (26)               24
        National Grid Brazil BV                                        Ordinary Euro450                              40                         (392,384)                -
        National Grid Manquehue BV                                     Ordinary Euro450                              40                          (71,548)                -
        National Grid Finance BV                                       Ordinary Euro450                             120                           (6,312)                -
        National Grid Zambia BV                                        Ordinary Euro450                          50,000                            37,507           23,054
        National Grid India BV                                         Ordinary Euro450                              40                              (13)               16
        NGC do Brasil Participacoes Ltda                                                                                                              331              300
        National Grid Brazil Transmission BV                           Ordinary Euro45                              400                            10,000           10,681
        National Grid Brazil Finance                                   Ordinary £1                                  100                           101,224           90,206
        National Grid Holland Limited                                  Ordinary £1                                  100                                 1                -
        National Grid Indus BV                                         Ordinary NLG 1000                         87,352                            54,679                -
        National Grid Reserve VII BV                                   Ordinary Euro450                              40                                 5               17
        National Grid Reserve VIII BV                                  Ordinary Euro 500                             40                                 9               17
        National Grid Reserve IX BV                                    Ordinary Euro 500                             40                                10               17
        National Grid Reserve X BV                                     Ordinary Euro 500                             40                                10               17
        National Grid Fourteen Limited (32)                            Ordinary £1                                    2                                 -                -
Subsidiary of National Grid Poland BV
        Energis Polska Sp z.o.o                                                                                 318,266            48.75           13,670                -
Subsidiary of National Grid Central Europe BV
        Central Europe Telecoms Holdings BV                            Ordinary Euro450                              40                                 4                8
Subsidiary of National Grid Brazil BV
        JVCO Participacoes Ltda                                                                             900,000,000               50           65,958                -
Subsidiary of JVCO Participacoes Ltda
        Holdco Participacoes Ltda                                                                         3,000,000,000                 **               **
Subsidiary of Holdco Participacoes Ltda
        Intelig Telecomunicacoes Ltda                                                                     2,300,000,000                 **               **
Subsidiary of National Grid Manquehue BV
        Manquehue Net S.A.                                                                                      701,191               30           42,829                -
Subsidiary of National Grid Fourteen Limited
        National Grid Chile BV                                         Ordinary Euro450                              40                          (58,756)                -
Subsidiary of National Grid Chile BV
        Silica Networks S.A. (33)                                                                            61,500,500               50           42,871                -
        SCC Uno SA (34)                                                                                             500               50                 **             **
Subsidiary of Silica Networks S.A.
        Inversiones Silica Networks SA (35)                                                              73,186,229,999                 **               **

Subsidiary of Inversiones Silica Networks S.A
        SN Investments Argentina S.A (36)                                                                    90,436,084                 **               **
        Silica Networks Chile S.A (37)                                                                       26,592,199                 **               **
Subsidiary of SN Investments Argentina S.A
        Silica Networks Argentina S.A (38)                                                                   37,172,999                 **               **
Subsidiary of National Grid Finance BV
        Compania Inversora En Transmicion Electrica CITELEC S.A.                                            105,974,400             42.5          164,531                -
Subsidiary of Compania Inversora En Transmicion Electrica CITELEC S.A
        Transener S.A (39)                                                                                  234,129,232                 **               **
Subsidiary of Transener S.A
        Transba S.A (40)                                                                                    198,160,309                 **               **
Subsidiary of National Grid Zambia BV
        Copperbelt Energy Corporation plc                                                                     3,850,000             38.6           41,076           26,626

Section 1 notes

(*)  Dormant

(**)  Entity is not controlled by National Grid and this information is either not known to National Grid or reasonably available to National Grid

(1)   NGG Finance plc is a public company organized under the laws of England and Wales, which makes bond issues on behalf of the group. NGG Finance plc was incorporated on 21 May 2001 and became a subsidiary on 27 July 2001. 50,000,000 £1 Redeemable Preference shares are held by National Grid Eight Limited and
18,500,000 £1 Redeemable Preference shares are held by National Grid Eleven Limited.

(2) National Grid Holdings One plc (NGH1) was until 31 January 2001 the ultimate holding company of the National Grid Group. Following the Groups' Scheme of
Arrangement for the merger with Niagara Mohawk Holdings Inc. it became a subsidiary within the Group and changed its name to National Grid Holdings One plc. The special rights redeemable preference share of £1 was redeemed and a new £1 'B' share issued. New National Grid plc, formerly a subsidiary within the Group, changed its name to National Grid Group plc and became the new ultimate holding company, holder of the B share in NGH1 and issued a new £1 Special Rights Redeemable
Preference share (the 'Special Share') to The Secretary of State For Trade and Industry.

(3) National Grid Luxembourg 1 SARL and National Grid Luxembourg 2 SARL were both incorporated under the laws of Luxembourg on 1 June 2001 and are investment companies, currently inactive.

(4) National Grid (US) Partner 1 Limited and National Grid (US) Partner 2 Limited are both companies organized under the laws of England and Wales, incorporated on
30 October 2001 as group subsidiaries and intermediate holding companies.

(5) National Grid Twelve Limited is a company organized under the laws of England and Wales, incorporated on 18 January 2002 as a subsidiary and intermediate holding company.

(6) National Grid Eight Limited is a company organized under the laws of England and Wales, incorporated on 22 May 2001 as a subsidiary and intermediate holding company.

(7) National Grid Eleven Limited is a company organized under the laws of England and Wales, incorporated on 10 January 2002 as a subsidiary and intermediate holding company.

(8) National Grid General Partnership is a partnership of which 99% is held by National Grid (US) Partner 1 Limited and 1% is held by National Grid (US) Partner 2
Limited with effect from 20 December 2001. From that date, the former holding companies for this partnership, National Grid (Ireland) 1 Limited and its subsidiary,
National Grid (Ireland) 2 Limited, were transferred under National Grid Holdings Limited.

(9) National Grid General Partnership owns a 100% membership interest in National Grid US LLC.

(10) National Grid Ten is a company organized under the laws of England and Wales, incorporated on 17 December 2001 as a subsidiary and investment company as
National Grid Ten Limited, it converted to unlimited company on 4 February 2002.

(11) National Grid Holdings Inc. owns a 100% membership interest in NGG (Delaware) LLC.

(12) 1000 A shares in National Grid Holdings Limited are held by National Grid One Limited.

(13) National Grid Holdings Limited holds all the A shares in ENMO Limited, which give 75% of voting power. The remaining 25% of voting power is held by the B shareholder which is not a group company.

(14) 700 million Preference shares in National Grid Four Limited, held by National Grid Holdings limited.

(15) On 10 December 2001 the 1,000 issued redeemable preference shares in National Grid Gold Limited, held by NG Jersey Limited, were redesignated as 'A' ordinary shares.

(16) 1 Class A £1 share and 100,000 £50 redeemable preference shares in National Grid Insurance Limited held outside the group.

(17) 1,000 A shares in NGG Telecoms Holdings Ltd held by NatGrid Investments Limited. 1,000 B shares held by National Grid Two Limited.

(18) National Grid (US) Investments, formerly a subsidiary of National Grid (US) Holdings Limited was transferred to National Grid Holdings Limited on 20 December
2001.

(19) 740,065 $50 preference shares in National Grid (Ireland) 1 Limited held by
National Grid Holdings Limited.

(20) National Grid Properties Limited is a company organized under the laws of England and Wales and is the group's holding company for certain UK properties owned by the group.

(21) NG Property Developments Limited, formerly named NGC Properties Limited until 18 January 2002, a company organized under the laws of England and Wales, owns and develops property that is not used for the operation of the transmission system in England and Wales, usually with a view toward eventual sale by the group.
Beneficial ownership was transferred from The National Grid Company plc to National Grid Properties Limited on 25 March 2002.

(22) The National Grid Company Limited is the registered shareholder of Elexon Limited.  However National Grid does not exercise control over this company.

(23) National Grid Four Limited holds 123,582,445 shares in Energis plc (7.1%) and NGG Telecoms Limited holds 442,500,000 shares in Energis plc (25.4%). Energis plc is not controlled by National Grid, has not published its accounts for the year ended 31 March 2002 as at the date of this submission. Further information concerning the subsidiaries of Energis plc is not known or reasonably available to National Grid.

(24) National Grid Nine Limited is a company organized under the laws of England and Wales and is an investment company. National Grid Nine Limited was incorporated on 24 February 2000 and became a group subsidiary on 21 September 2000. Ownership is split between National Grid (Ireland) 1 Limited (26%)and National Grid (Ireland)
2 Limited (74%).

(25) 100 A shares in Natgrid Investments Ltd are held by National Grid Holdings Limited. 200 B shares are held by National Insurance Limited and 100 B shares are held by National Grid Holland Limited.

(26) On 6 December 2001, the 150 million yen preference shares in The National Grid Investments Company were redesignated as 'A' ordinary shares.

(27) The National Grid Investments Company holds 168,368,400 redeemable A preference shares, and National Grid International Limited holds 30,000,000 'B' ordinary shares (redesignated from B yen preference shares on 6 December 2001), in National Grid Overseas Limited.

(28) Network Mapping Limited, is a company organized under the laws of England and Wales and provides survey data of power utility assets, and offers related services to customers. The Company was a dormant subsidiary until 31 August 2001.

(29) National Grid Australia LLP is a limited liability partnership in which National Grid International Grid Limited holds a 99% interest and NG Australia GP Pty
Limited holds a 1% interest.

(30) Britned Development Limited is a company organized under the laws of England and Wales and is a joint venture company. Britned Development Limited was incorporated on 12 July 2001 and became a group subsidiary on 28 September 2001.

(31) One share held by National Grid Seven Limited.

(32) National Grid Fourteen Limited is a company organized under the laws of England and Wales and is an intermediate holding company.  National Grid Fourteen
Limited was incorporated on 27 February 2002 as a group subsidiary.

(33) In addition, 37,023,301 (30.1%) of Silica Networks S.A is held by Manquehue Net S.A.

(34) In addition, 301 shares in SCC Uno S.A. (30.1%) are held by Manquehue Net S.A.

(35) One share in Inversiones Silica Networks S.A ('Inversiones') is held by SCC Uno S.A. Inversiones was incorporated on 9 April 2001 in its present role.

(36) SN Investments Argentina SA is a company organised under the laws of Chile, which was incoporated on 27 December 2001 in its present role.

(37) In addition, one share in Silica Networks Chile S.A is held by SCC Uno S.A.

(38) In addition, one share in Silica Networks Argentina S.A is held by SCC Uno S.A.

(39)  Transener S.A. is 65% owned by Citilec S.A, whose interest in Transener is split: 183,701,397 A shares and 50,427,835 B shares

(40) Transba S.A. is 90% owned by Transener S.A, whose interest in Transba is split: 112,290,842 A shares and 85,896,467 B shares

Item 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF MARCH 31, 2002 (1)

                                                                                                                           Value Per
                                                                                                                           Books of
                                                                                                    Percent of             Issuer and
                                                                             Number of              Voting Power           Carrying
Name of Company                                                              Common Shares          (100% unless           Value
(and abbreviation used herein)                                               Owned                  Specified)             to Owner
------------------------------                                               -------------          ------------           --------
                                                                                                                           (000's)

National Grid USA
Granite State Electric Company (Granite)                                        60,400                                       $51,429
Massachusetts Electric
      Company (Mass Electric)                                                2,398,111                                     1,661,168
Nantucket Electric Company (Nantucket)                                               1                                        23,225
The Narragansett Electric
      Company (Narragansett)                                                 1,132,487                                       923,770
NEES Energy, Inc. (NEES Energy)                                                  1,000                                        (6,508)
              Unsecured Debt                                                         -                                         5,816
Wayfinder Group, Inc.
      (Wayfinder)                                                                1,000                                        (5,165)
      Unsecured Debt                                                                 -                                         8,651
New England Hydro-Transmission
      Electric Company, Inc. (NEHTEC) (2)                                    1,336,496               53.97                    19,056
New England Hydro-Transmission
      Corporation (NEHTC) (2)                                                    6,203               53.97                    11,575
New England Electric Transmission
      Corporation (NEET)                                                            24                                           832
New England Energy*
      Incorporated (NEEI)                                                        2,500                                             0
              Unsecured debt                                                         -                                             0
National Grid USA Service Company, Inc.                                               3                                       11,192
New England Power Company (NEP)                                              3,619,896               99.60                   941,060
NEES Communications, Inc. (NEESCom)                                             10,000                                       123,462
              Unsecured debt                                                                                                 105,510
Metrowest Realty LLC (Metrowest)                                                                                               4,013
              Unsecured debt                                                                                                   5,827
EUA Energy Investment Corporation                                                  100                                        16,428
National Grid Transmission Services Corp.                                        1,000                                           (254)
              Unsecured debt                                                                                                     400
Niagara Mohawk Holdings, Inc. (3)                                          160,239,818                                     3,101,124
                                                                                                                      -----------------
                                                                                                                          $7,002,611
                                                                                                                          ==========

Niagara Mohawk Holdings, Inc.
   Niagara Mohawk Power Corporation                                        187,364,863                                     2,939,702
      NM Uranium, Inc.*                                                          2,000                                           (15)
      HCE Pepperell, Inc. (4)
      NM Receivables Corp. II                                                    2,000                                            34
      NM Receivables LLC (5)                                                         -               99.99                   219,507
      NM Properties, Inc.                                                        3,075                                        13,779
              Salmon Shores, Inc.                                                  100                                           291
              Salmon Shores Partnership (6)                                                          50.00                       290
              Riverview, Inc.                                                      314                                           108
                  Riverview Galusha LLC                                                              50.00                       203
              Landwest, Inc.                                                       303                                           257
              Hudson Pointe, Inc.*                                                 100                                             -
              Upper Hudson Development Inc.                                        943                                           827
              OpoprCo., Inc.                                                     1,286                                         4,975
              Moreau Park, Inc.                                                    215                                           733
              Land Management & Development, Inc.                              971                                         6,314
                  Minoa Farms Development Co. LLC                                                    50.00                       257
                  Salmon Hills Cross Country Ski Resort LLC                                          15.00                         0
                  Salmon Shores Partnership (6)                                                      50.00                        73
                  Second Street Associates, LLC                                                      50.00                       166

   Opinac North America, Inc.                                                    1,000                                        95,107
      Telergy, Inc.(7)                                                       1,483,340               18.00                         -
      eVionyx, Inc.(8)                                                      18,000,000               16.00                         -
      Niagara Mohawk Energy, Inc.                                                  347                                             -
              Telergy Central LLC (9)                                                                25.00                         -
              Direct Global Power                                               32,533               26.00                         -
      Opinac Energy Corporation                                             12,800,001                                       104,078
              Canadian Niagara Power Company LTD (10)                          150,000               50.00                    21,935
                  Canadian Niagara Power Inc.                                5,700,000                                        11,014
                  Westario Power Holdings Inc.                                     500               10.00                       104
                           Westario Power Services Inc.
                           Westario Power Inc.
                  Rideau St. Lawrence Holdings Inc.                            171,516               10.00                       226
                           Rideau St. Lawrence Distribution, Inc.
                           Rideau St. Lawrence Utilities Inc.
                           Rideau St. Lawrence Services Inc.
                  1161557 Ontario Inc.                                                                                             -

NEESCom
      Goddard GigaPoP LLC (11)                                                                                                $231
      NEES Telecommunications Corp*
New England Hydro Finance Company
      (NEHFC) (12)                                                                 537               57.47                       5
NEES Energy, Inc.
      AEMC, L.L.C.
      AEDR Fuels LLC*
NEP
      Connecticut Yankee Atomic Power Company                                   68,250               19.5                  $12,768
      Maine Yankee Atomic Power Company                                        101,952           24.0$15,000
      Vermont Yankee Nuclear Power Corporation                                  88,203               23.9                  $12,287
      Yankee Atomic Electric Company                                             2,646               34.5                 $     285
      New England Hydro-Transmission Electric
      Company, Inc. (NEHTEC) (2)                                                86,663                 3.50                   1,236
      New England Hydro-Transmission
      Corporation (NEHTC) (2)                                                      402                 3.50                    751

EUA Energy Investment Corporation
      Eastern Unicord Corp.*
      Separation Technology Inc. (13)                                                                                            0
      EUA Bioten Inc.                                                              100                                           0

New England Wholesale Electric Company* (14)
Wayfinder
      Nexus Energy Software, Inc. (15)                                                                                       2,150
      NEWHC, Inc. *                                                              1,000
       *Inactive.

     (1)      Attached as Exhibit E hereto is a schedule showing investments during the year ended March 31, 2002 in the National Grid USA Money Pool, through which certain System companies lend to or borrow from other System companies (Commission File Nos. 70-8901 and 70-9089).

     (2)      New England Power Company's shares obtained through merger with EUA's Montaup Electric Company on
              May 1, 2000 listed separately.

     (3)      Niagara Mohawk Holdings, Inc. (Holdings) and its subsidiaries became National Grid USA subsidiaries with the merger of Holdings and National Grid on January 31, 2002.  A description of Holdings and its subsidiaries was contained in the Form U-1 filing for the merger.  (See File No. 70-9849, dated
              January 1, 2002.)

     (4)      Dissolved in July 2002.

     (5)      NM Receivables LLC, a New York limited liability company, is a single-purpose, financing subsidiary that purchases and resells Niagara Mohawk's customer receivables, including accrued unbilled revenues.  NM Receivables LLC is over 99.99% owned by Niagara Mohawk and is also owned by NM
              Receivables Corp. II.

     (6)      Salmon Shores Partnership is owned 50% by NM Properties, Inc. and 50% by Land Management &
              Development, Inc.

     (7)      Telergy, Inc., an exempt telecommunications company under Section 34 of the Act and New York corporation, in which Opinac North America, Inc. holds an 18% stake, has filed for bankruptcy and is in liquidation.

     (8)      eVionyx, Inc., an exempt telecommunications company under Section 34 of the Act and a Delaware corporation, in which Opinac North America, Inc. holds a 16% stake, is a research and development company that has developed and intends to commercialize new fuel cell and battery technology.

     (9)      Telergy Central LLC, an exempt telecommunications company under Section 34 of the Act and a
              Delaware corporation, has filed for bankruptcy and is in liquidation.

     (10)     The sale of Opinac Energy Corporation's 50% interest in Canadian Niagara Power Company Limited to
              Fortis Inc. was completed on July 10, 2002.

     (11)     Goddard GigaPoP LLC, a Delaware limited liability corporation formed on April 18, 2000, is 50%
              owned by NEESCom and 50% owned by non affiliates.  Its purpose is to develop, operate, and maintain an Internet 2 GigaPoP facility and market and sell access thereto.

     (12)     NEHFC has two shareholders, NEHTEC and NEHTC, which each have a 50% interest.  The tabulation shown above reflects National Grid USA's and New England Power Company's indirect ownership in NEHFC.

     (13)     Separation Technology, Inc., a Delaware corporation, was formed on March 28, 1989.  EUA Energy
              Investment Corporation owns 1,052,630 common shares, of which 455,000 are voting shares representing a 9% ownership interest.  NGUSA owns 6% convertible stock representing a 5% ownership interest.  Its purpose is to produce concrete from flyash waste from coal-fired generating units.

     (14)     Incorporated in 1972; not yet capitalized.

     (15)     Wayfinder has a 43% ownership interest (but only a 9.9% voting interest) in Nexus Energy Software,
              Inc., resulting from 1,000,000 shares of Series A Preferred Stock and 300,000 shares of Series B
              Preferred Stock.

Item 2.  ACQUISITION OR SALES OF UTILITY ASSETS

Merger with Niagara Mohawk
---------------------------

         On January 31, 2002, the merger of Niagara Mohawk Holdings, Inc. (Holdings) and National Grid Group plc was completed, with Holdings becoming a wholly owned subsidiary of National Grid USA.

Item 3.  ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

                                                          FISCAL YEAR ENDED MARCH 31, 2002
                                                                ---------------------

None.

Item 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

                                                                   Fiscal Year Ended March 31, 2002
                                                              -------------------------------------------

                               Name of Company
                               Acquiring,
                               Redeeming                       Number of Shares
                               or Retiring                    or Principal Amount                                           Commission
                               Securities                                  --------------------------                       Authorization
                               (Issuer unless                                    Redeemed or                                (Release No.
   Name of Issuer              otherwise noted)              Acquired            Retired (A)         Consideration           or Other)
   --------------              ----------------             -----------         -------------        -------------         --------------

NEHFC
   Unsecured Notes                                                                    $10,520,000            $10,520,000      25304 & (B)

NEES ENERGY
   Sub. Promissory Note                NG USA                     $5,399,689                                  $5,399,689      26520 & 26633
   Sub. Promissory Note                                                               $18,396,481            $18,396,481      26520 & 26633

NEET
   Common Stock                                                                   11 shares                     $370,806      24162
   Secured Note                                                                        $2,704,000             $2,704,000      24162

NARRAGANSETT
   Bonds                                                                              $37,200,000            $37,200,000      (B)
   Preferred Stock                                                                120 shares                      $4,500      (B)

MASSACHUSETTS ELECTRIC
   Bonds                                                                               $5,000,000             $5,000,000      (B)
   Preferred Stock                                                                95,030 shares               $9,930,930      (B)

WAYFINDER
   Sub. Promissory Note                NG USA                       $200,000                                    $200,000      (C)
   Sub. Promissory Note                                                                $3,525,000             $3,525,000      (C)

NEES COMMUNICATIONS, INC.
   Sub. Promissory Note                NG USA                    $36,925,000                                 $36,925,000      (D)
   Sub. Promissory Note                                                               $13,600,000            $13,600,000      (D)

NANTUCKET
   Bonds                                                                           $1,500,000            $1,500,000           (B)

Item 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES (Cont.)

                               Name of Company
                               Acquiring,
                               Redeeming                       Number of Shares
                               or Retiring                    or Principal Amount                                           Commission
                               Securities                     ------------------------                                      Authorization
                               (Issuer unless                                    Redeemed or                                (Release No.
   Name of Issuer              otherwise noted)              Acquired            Retired (A)         Consideration           or Other)
   --------------              ----------------             -----------         -------------        -------------         --------------

METROWEST
   Sub. Promissory Note                NG USA                  $325,000                                    $325,000           (E)
   Sub. Promissory Note                                                            $1,800,000            $1,800,000           (E)

TRANSMISSION SERVICES
   Sub. Promissory Note                NG USA                  $225,000                                    $225,000           (F)
                                                                                     $125,000              $125,000           (F)

NIAGARA MOHAWK POWER CORP.
   Bonds                                                                         $119,012,000          $119,012,000           (B)
   Preferred Stock                                                               $393,339,500          $393,339,500           (B)

--------------------
(A)   Securities were extinguished.
(B) Rule 42.
(C) SEC Release No. 25261, 26017, 26057, 26235, 26277, 26291, & 26681.
(D)   NEESCom is an Exempt Telecommunications Company pursuant to Section 34 of the Act.
(E)   SEC Release No. 24847 and Rule 45(b)(3).
(F)   Rule 58

Item 5.  INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

      As of March 31, 2002

                                                                                   Number of
                                                                                   Shares or                              General
                                                                                   Principal               Percent        Nature              Carrying
                                                                                   Amount                  Voting         of Issuer's         Value
Name of Owner            Name of Issuer                 Security Owned             Owned                   Power          Business            to Owner
-------------            --------------                 --------------             ---------               -------        -----------         -----------
                                                                                                                                              (in thous.)

National                 UNITIL Corporation             Capital Stock            34,400 shs.               0.7            Public              $   303
Grid USA                                                no par value                                                      Utility

Niagara Mohawk
Power Corp.              UMICO Holdings, Inc.           Capital Stock            68,579 shs.               34.29          Mutual
                                                        $.01 par value                                                    Insurance           $2,500
                                                        per share                                                         Company

Four                     Three business                 Stocks                                                                                $     99
Subsidiaries (A)         development
                         corporations

----------------------
(A) Mass. Electric, Narragansett, NEP, and Niagara Mohawk Power Corp.

Item 6.  OFFICERS AND DIRECTORS
Part I.  As of March 31, 2002.

                                            NG                    NG (US)               NG (US)               NG (US)               NG (US)               National
                                            Group                 Holdings              Invest-               Partner 1             Partner 2             Grid
                                            Plc                   Limited               ments 4               Ltd                   Ltd.                  Holdings,
  Inc.
                                            ------------          ------------          -----------           ------------------    --------------
  ------------------

  Stephen Box                               D                     D                     D                     D                     D                     D P

  Charles Carter                                                                                              D                     D

  John G. Cochrane                                                                                                                                        D T
  25 Research Dr., Westborough, MA

  William Davis                             D

  Robert W. Faircloth                       D

  David C. Forward                                                S                     S                     S                     S

  John A. M. Grant                          D

  Dr. Bonnie G. Hill                        D

  Steven Holliday                           D

  Michael E. Jesanis                                                                                                                                      D VP
  25 Research Dr., Westborough, MA

  Paul L. Joskow                            D

  Martin D. O'Donovan                                             D                     D                     D                     D

  Lawrence J. Reilly                                                                                                                                      D VP
  25 Research Dr., Westborough, MA

  Richard G. Reynolds                       D

  James H. Ross                             D ChB

  Richard P. Sergel                         D
  25 Research Dr., Westborough, MA

  Fiona B. Smith                            S                     D S                   D S                   D                     D                     VP

  Roger Urwin                               D                     D                     D                     D                     D

All of Principal Business Address:  15 Marylebone Road, London, NW1 5JD - except as indicated

Item 6.  OFFICERS AND DIRECTORS
Part I.  As of March 31, 2002.
(Note A)

                                                                                                                                                                                                         EUA
                                                                              Mass                           Way-                           NGUSA
                                                                                                                                                                                                   ENER.
                                                 NGUSA           Granite      Elec      Narra      NEEI      finder    NEET      NEP        SERVICE    NEHTC
                                                                                                                                                                                                         NEHTEC
                                                                                                                                                                                                         NEHFC
                                                                                                                                                                                                         EUA
                                                                                                                                                                                                         BIOTEN
                                                                                                                                                                                                         INV.
                                                                                                                                                                                                         NMPC
                                                                                                                                                                                                         NMH
                                                 ----------      ---------    -------   --------   -------   --------  -------   -----      ------------
                                                                                                                                                                                        ---------
                                                                                                                                                                                        ------------
                                                                                                                                                                                        ----------
                                                                                                                                                                                        ------------------
                                                                                                                                                                                        -------
                                                                                                                                                                                        --------
                                                                                                                                                                                        -------

John T. Ash, Jr.
VP
1304 Buckley Rd, N. Syracuse, NY

Gregory Barone
300 Erie Boulevard West, Syracuse, NY

Richard N. Boisvert
Cornell University, Ithaca, NY

Leonard Joseph Callan
3019 Iron Stone Court, Arlington, TX                                                                                             D

Edward A. Capomacchio                                            Co           Co        Co                             Co        Co         VP Co      Co        Co
Co                                                                                                 Co

John G. Cochrane                                 D VP            D            D         D          D T       D T P     D         VP D       D VP          D        D

                                                                                                                                                                                                         P
                                                                                                                                                                                                         D
                                                                                                                                                                                                         D
                                                                                                                                                                                                         P
                                                                                                                                                                                                         T
                                                                                                                                                                                                         D
                                                                                                                                                                                                         P
                                                                                                                                                                                                         T
                                                                                                                                                                                                         D
                                                                                                                                                                                                         VP

Eric P. Cody                                                                                                 VP                             VP

Steve Coomber                                                                                                          D P                             D P       D P

Susan M. Crossett
VP
300 Erie Boulevard West, Syracuse, NY

Ian Davis                                        VP                                                                    D                    VP         D         D
VP

William E. Davis                                 Ch D
Ch D
300 Erie Boulevard West, Syracuse, NY

Edward J. Dienst                                                 SrVP         SrVP      SrVP
55 Bearfoot Road, Northboro, MA

William F. Dowd                                                                                                                             VP

William F. Edwards                               Sr-VP D
P D
300 Erie Boulevard West, Syracuse, NY

Dennis W. Elsenbeck
VP
525 Washington St., Buffalo, NY

William J. Flaherty
55 Bearfoot Road, Northboro, MA                                               VP

Theresa A. Flaim
VP
300 Erie Boulevard West, Syracuse, NY

Peter G. Flynn                                   VP                                                VP                            D P

David Fredericks
2 Fairgrounds Rd., Nantucket, MA

                                                                                                                                                                                                         EUA
                                                                              Mass                           Way-                           NGUSA
                                                                                                                                                                                                   ENER.
                                                 NGUSA           Granite      Elec      Narra      NEEI      finder    NEET      NEP        SERVICE    NEHTC
                                                                                                                                                                                                         NEHTEC
                                                                                                                                                                                                         NEHFC
                                                                                                                                                                                                         EUA
                                                                                                                                                                                                         BIOTEN
                                                                                                                                                                                                         INV.
                                                                                                                                                                                                         NMPC
                                                                                                                                                                                                         NMH
                                                 ----------      ---------    -------   --------   -------   --------  -------   -----      ------------
                                                                                                                                                                                        ---------
                                                                                                                                                                                        ------------
                                                                                                                                                                                        ----------
                                                                                                                                                                                        ------------------
                                                                                                                                                                                        -------
                                                                                                                                                                                        --------
                                                                                                                                                                                        -------

Barry Gee                                                                                                                                   VP

Donald G. Gibson
300 Erie Boulevard West, Syracuse, NY

Gregory A. Hale                                                                                                                  C

Stephen T. Hall                                                               VP
161 Mulberry Street, Brockton, MA

Barbara A. Hassan
55 Bearfoot Rd, Northboro, MA                                      Sr-VP        Sr-VP   Sr-VP

David C. Hatch
300 Erie Boulevard West, Syracuse, NY

Charles F. Henderson                                                                                                                        VP

Item 6.  OFFICERS AND DIRECTORS
Part I.  As of March 31, 2002 (continued).
(Note A)

                                                     Opinac                                                                                   NM
                                                     Energy        NM         Nantucket            NEES      NEES                             Receivables
                                                                                                                                                                                                      NM
                                                                                                                                                                                                      NG.
                                                                                                                                                                                                      Trans.
                                                                                                                                                                                                      NM
                                                                                                                                                                                                      Opinac
                                                     Corp.         Prop.      Electric            Comm.      Energy     AEMC      NEWHC       Corp II
                                                                                                                                                                                                      Metrowest
                                                                                                                                                                                                      Uranium
                                                                                                                                                                                                      Serv.Corp
                                                                                                                                                                                                      .
                                                                                                                                                                                                      Energy
                                                                                                                                                                                                      NA
                                                     ---------     ------     -------------       ---------  --------- --------- ------------ --------------
                                                                                                                                                                                                      --------------
                                                                                                                                                                                                      -----------
                                                                                                                                                                                                      -------------
                                                                                                                                                                                                      ---------
                                                                                                                                                                                                      ----------

John T. Ash, Jr.
1304 Buckley Rd., N. Syracuse, NY

Gregory Barone                                                                                                                                 S
300 Erie Boulevard West, Syracuse, NY

Richard N. Boisvert                                                                                                                            D
Cornell University, Ithaca, NY

Leonard Joseph Callan
3019 Iron Stone Court, Arlington, TX

Edward A. Capomacchio                                                         Co

John G. Cochrane                                                     D        D                    D         T P D        T      P D           D                  T
D                                                      D      D        T D

Eric P. Cody

Steve Coomber

Susan M. Crossett
300 Erie Boulevard West, Syracuse, NY

Ian Davis
                                                                                                                                                                                      D
                                                                                                                                                                                      P

William E. Davis
D                                                      D
300 Erie Boulevard West, Syracuse, NY

Edward J. Dienst                                                              Sr-VP
55 Bearfoot Rd, Northboro, MA

William F. Dowd

William F. Edwards
300 Erie Boulevard West, Syracuse, NY

Dennis W. Elsenbeck
525 Washington St, Buffalo, NY

William J. Flaherty
55 Bearfoot Rd, Northboro, MA

Theresa A. Flaim
300 Erie Boulevard West, Syracuse, NY

Peter G. Flynn

                                                     Opinac                                                                                   NM
                                                     Energy        NM         Nantucket            NEES      NEES                             Receivables
                                                                                                                                                                                                      NM
                                                                                                                                                                                                      NG.
                                                                                                                                                                                                      Trans.
                                                                                                                                                                                                      NM
                                                                                                                                                                                                      Opinac
                                                     Corp.         Prop.      Electric            Comm.      Energy     AEMC      NEWHC       Corp II
                                                                                                                                                                                                      Metrowest
                                                                                                                                                                                                      Uranium
                                                                                                                                                                                                      Serv.Corp
                                                                                                                                                                                                      .
                                                                                                                                                                                                      Energy
                                                                                                                                                                                                      NA
                                                     ---------     ------     -------------       ---------  --------- --------- ------------ --------------
                                                                                                                                                                                                      --------------
                                                                                                                                                                                                      -----------
                                                                                                                                                                                                      -------------
                                                                                                                                                                                                      ---------
                                                                                                                                                                                                      ----------

David Fredericks
2 Fairgrounds Rd., Nantucket, MA                                              VP

Barry Gee

Donald G. Gibson                                       D S
300 Erie Boulevard West, Syracuse, NY

Gregory A. Hale                                                                                    C         C

Stephen T. Hall
161 Mulberry Street, Brockton, MA

Barbara A. Hassan
55 Bearfoot Rd, Northboro, MA                                                 Sr-VP

David C. Hatch                                                   VP COO
300 Erie Boulevard West, Syracuse, NY

Charles F. Henderson

Item 6.  OFFICERS AND DIRECTORS
Part I.  As of March 31, 2002 (continued).
(Note A)

                                                                                                                                                                                                            EUA
                                                                              Mass                           Way-                           NGUSA
                                                                                                                                                                                                            ENER.
                                                     NGUSA       Granite      Elec      Narra      NEEI      finder    NEET      NEP        SERVICE    NEHTC
                                                                                                                                                                                                            NEHTEC
                                                                                                                                                                                                            NEHFC
                                                                                                                                                                                                            EUA
                                                                                                                                                                                                            BIOTEN
                                                                                                                                                                                                            INV.

                                                                                                                                                                                                            NMPC
                                                                                                                                                                                                            NMH
                                                     ---------   ---------    -------   -------    -------   -------   -------   -----      ------------
                                                                                                                                                                                                            ----------
                                                                                                                                                                                                            ------------
                                                                                                                                                                                                            ----------
                                                                                                                                                                                                            ------------------
                                                                                                                                                                                                            --------
                                                                                                                                                                                                            ---------
                                                                                                                                                                                                            -------

Marilyn Higgins
VP
300 Erie Boulevard West, Syracuse, NY

Robert H. Hoaglund II

Timothy F. Horan
280 Melrose St., Providence, RI                                                         VP

Barry E. Huston
55 Bearfoot Rd., Northboro, MA                                   VP           VP        VP

Michael R. Hynes
VP
21 British Amer. Rd, Latham, NY

Michael E. Jesanis                                   D E-VP      D            D         D                                        D  VP      D VP

                                                                                                                                                                                                            D
                                                                                                                                                                                                            D
                                                                                                                                                                                                            VP

Gary R. Jesmain
Sr-VP
300 Erie Boulevard West, Syracuse, NY

Jay I. Kalter
300 Erie Boulevard West, Syracuse, NY

Paul E. Kazmierczak
VP
5100 East Main St, Batavia, NY

Michael J. Kelleher                                  T VP
T
300 Erie Boulevard West, Syracuse, NY

David C. Kennedy                                     VP                                                                                     VP

Darlene D. Kerr                                      Sr-VP D                                                                                P D

Cheryl A. LaFleur                                    D Sr-VP     P D          P D       P D
55 Bearfoot Road, Northboro, MA

Shannon M. Larson                                                                                                                           VP

Gary J. Lavine
Sr-VP
300 Erie Boulevard West, Syracuse, NY

Peter H. Lebro
VP
300 Erie Boulevard West, Syracuse, NY

Scott D. Leuthauser
VP
300 Erie Boulevard West, Syracuse, NY

                                                                                                                                                                                                            EUA
                                                                              Mass                           Way-                           NGUSA
                                                                                                                                                                                                            ENER.
                                                     NGUSA       Granite      Elec      Narra      NEEI      finder    NEET      NEP        SERVICE    NEHTC
                                                                                                                                                                                                            NEHTEC
                                                                                                                                                                                                            NEHFC
                                                                                                                                                                                                            EUA
                                                                                                                                                                                                            BIOTEN
                                                                                                                                                                                                            INV.

                                                                                                                                                                                                            NMPC
                                                                                                                                                                                                            NMH
                                                     ---------   ---------    -------   -------    -------   -------   -------   -----      ------------
                                                                                                                                                                                                            ----------
                                                                                                                                                                                                            ------------
                                                                                                                                                                                                            ----------
                                                                                                                                                                                                            ------------------
                                                                                                                                                                                                            --------
                                                                                                                                                                                                            ---------
                                                                                                                                                                                                            -------

Annemarie Loftus
245 South Main St., Hopedale, MA                                              VP

Ralph E. Loomis
633 Pennsylvania Ave. NW, Washington, DC                                                                                                    VP

Marc F. Mahoney                                                                                                        VP        VP         VP         VP        VP

                                                                                                                                                                 VP

John F. Malley                                                                                                                   VP

Frederick L. Mason III                                                                                                                      VP

Robert H. McLaren                                                Sr-VP        Sr-VP     Sr-VP
55 Bearfoot Rd., Northboro, MA

Item 6.  OFFICERS AND DIRECTORS
Part I.  As of March 31, 2002 (continued).
(Note A)

                                                     Opinac                                                                                    NM
                                                     Energy          NM      Nantucket            NEES        NEES                             Receivables
                                                                                                                                                                                      NM
                                                                                                                                                                                      NG.Trans
                                                                                                                                                                                      NM
                                                                                                                                                                                      Opinac
                                                     Corp.           Prop    Electric             Comm.       Energy    AEMC      NEWHC        Corp II
                                                                                                                                                                                                    Metrowest
                                                                                                                                                                                                    Uranium
                                                                                                                                                                                                    Serv.
                                                                                                                                                                                                    Co
                                                                                                                                                                                                    Energy

                                                                                                                                                                                                    NA
                                                     ------------    ------  --------             --------    ---------           -----------  --------------
-------------                                        -------------   ------------     -------------           ---------           ----------

Marilyn Higgins
300 Erie Boulevard West, Syracuse, NY

Robert H. Hoaglund, II                                                                  P D

Timothy F. Horan
280 Melrose St., Providence, RI

Barry E. Huston                                                              VP
55 Bearfoot Rd., Northboro, MA

Michael R. Hynes
21 British Amer. Rd, Latham, NY

Michael E. Jesanis                                                           D                    D
                                                                                                                                                                                                      D
                                                                                                                                                                                                      D

                                                                                                                                                                                                      D

Gary R. Jesmain
300 Erie Boulevard West, Syracuse, NY

Jay I. Kalter                                                        VP
300 Erie Boulevard West, Syracuse, NY

Paul E. Kazmierczak
5100 East Main St., Batavia, NY

Michael J. Kelleher                                  P               D                            D                               T            D P T
P                                                    P
300 Erie Boulevard West, Syracuse, NY

David C. Kennedy                                                                                                                                                      P

Darlene D. Kerr                                                      D

Cheryl A. LaFleur                                                            P D
55 Bearfoot Road, Northboro, MA

Shannon M. Larson                                                                                                                                                    VP

Gary J. Lavine
300 Erie Boulevard West, Syracuse, NY

Peter H. Lebro
300 Erie Boulevard West, Syracuse, NY

Scott D. Leuthauser
300 Erie Boulevard West, Syracuse, NY

                                                     Opinac                                                                                    NM
                                                     Energy          NM      Nantucket            NEES        NEES                             Receivables
                                                                                                                                                                                      NM
                                                                                                                                                                                      NG.Trans
                                                                                                                                                                                      NM
                                                                                                                                                                                      Opinac
                                                     Corp.           Prop    Electric             Comm.       Energy    AEMC      NEWHC        Corp II
                                                                                                                                                                                                    Metrowest
                                                                                                                                                                                                    Uranium
                                                                                                                                                                                                    Serv.
                                                                                                                                                                                                    Co
                                                                                                                                                                                                    Energy

                                                                                                                                                                                                    NA
                                                     ------------    ------  --------             --------    ---------           -----------  --------------
-------------                                        -------------   ------------     -------------           ---------           ----------

Annemarie Loftus
245 South Main St., Hopedale, MA

Ralph E. Loomis
633 Pennsylvania Ave. NW, Washington, DC

Marc F. Mahoney
                                                                                                                                                                                      VP

John F. Malley

Frederick L. Mason III

Robert H. McLaren                                                            Sr-VP
55 Bearfoot Rd., Northboro, MA

Item 6.  OFFICERS AND DIRECTORS
Part I.  As of March 31, 2002 (continued).
(Note A)

                                                                                                                                                                                                          EUA
                                                                              Mass                           Way-                           NGUSA
                                                                                                                                                                                                          ENER.
                                                     NGUSA       Granite      Elec      Narra      NEEI      finder    NEET      NEP        SERVICE    NEHTC     NEHTEC
                                                                                                                                                                                                          NEHFC
                                                                                                                                                                                                          EUA
                                                                                                                                                                                                          BIOTEN
                                                                                                                                                                                                          INV.
                                                                                                                                                                                                          NMPC
                                                                                                                                                                                                          NMH
                                                     ----------- ---------    -------   --------   -------   --------  --------  ------     ------------
                                                                                                                                                                                                          -----------
                                                                                                                                                                                                          ------------
                                                                                                                                                                                                          ----------
                                                                                                                                                                                                          -------------------
                                                                                                                                                                                                          ---------
                                                                                                                                                                                                          ---------
                                                                                                                                                                                                          --------
James P. Meehan
                                                                                                                                                                                                          C
                                                                                                                                                                                                          C

Kevin P. Menard
Quaker Lane, N. Kingston, RI                                                            VP

Rita A. Moran
939 Southbridge St.,Worcester, MA                                             VP

Charles H. Moser
55 Bearfoot Rd., Northboro, MA                                                                                                              VP

Clement E. Nadeau
Sr-VP D
300 Erie Boulevard West, Syracuse, NY

Joseph P. Newman                                                              VP

Kwong O. Nuey                                                                                                                               VP

                                                                                                                                                                                      D

Lydia M. Pastuszek                                                                                                                          Sr-VP

Anthony C. Pini
Sr-VP D
300 Erie Boulevard West, Syracuse, NY

Robert G. Powderly                                   D VP                                                                        D          D

                                                                                                                                                                                                          E-VP
                                                                                                                                                                                                          E-VP

Alan J. Rabinowitz                                                                                                                          VP

Kirk L. Ramsauer                                                                                    C                  S                     S C       S         C
                                                                                                                                                                                                          C

Jay I. Reap
300 Erie Boulevard West, Syracuse, NY

Arthur H. Rees
                                                                                                                                                                                                          VP
21265 NYS Rte. 232, Watertown, NY

Lawrence J. Reilly                                   D Sr-VP                                                                                D  VP
                                                        S         D            D         D         D         D         D         D  VP                 D         D
                                                                                                                                                                                                          D
                                                                                                                                                                                                          D
                                                                                                                                                                                                          D
                                                                                                                                                                                                          D
                                                                                                                                                                                                          VP

Kapua A. Rice
                                                                                                                                                                                                          S
                                                                                                                                                                                                          S
300 Erie Boulevard West, Syracuse, NY

James S. Robinson                                                                                  T         VP T      VP        T          T          T
 VP

Kenneth L. Robinson
469 Savage Farm Dr., Ithaca, NY

Thomas E. Rogers                                                                                                                            VP

Christopher E. Root
55 Bearfoot Rd., Northboro, MA                                                                                                              Sr-VP

Item 6.  OFFICERS AND DIRECTORS
Part I.  As of March 31, 2002  (continued).
(Note A)
                                                     Opinac                                                                                    NM
                                                     Energy          NM               Nantucket    NEES       NEES                             Receivables
NM                                                   NG.Trans        NM       Opinac
                                                      Corp.          Properties       Electric     Comm.      Energy    AEMC      NEWHC        Corp. II
Metrowest                                            Uranium         Serv. Co Energy  NA
                                                     -----------     -------------    ----------   --------   ---------            ----------  ------------
                                                                                                                                                                                                      --------------
                                                                                                                                                                                                      -------------
                                                                                                                                                                                                      --------
                                                                                                                                                                                                      ------------
                                                                                                                                                                                                      ---------
                                                                                                                                                                                                      ---------
James P. Meehan                                                                                                                    C
C

Kevin P. Menard
Quaker Lane, N. Kingston, RI

Rita A. Moran
939 Southbridge St.,Worcester, MA

Charles H. Moser
55 Bearfoot Rd., Northboro, MA

Clement E. Nadeau
300 Erie Boulevard West, Syracuse, NY

Joseph P. Newman

Kwong O. Nuey

Lydia M. Pastuszek

Anthony C. Pini
300 Erie Boulevard West, Syracuse, NY

Robert G. Powderly

Alan J. Rabinowitz

Kirk L. Ramsauer                                                                                                       S

Patrick J. Reap                                                      S
300 Erie Boulevard West, Syracuse, NY

Arthur H. Rees
21265 NYS Rte. 232, Watertown, NY

Lawrence J. Reilly                                                   D                D            D          D                   D            D
                                                                                                                                                                                             D
                                                                                                                                                                                             D
                                                                                                                                                                                             D
                                                                                                                                                                                             S
                                                                                                                                                                                             D
                                                                                                                                                                                             S

Kapua A. Rice
300 Erie Boulevard West, Syracuse, NY

James S. Robinson
T

Kenneth L. Robinson                                                                                                                            D
469 Savage Farm Dr., Ithaca, NY

Thomas E. Rogers

Christopher E. Root
55 Bearfoot Rd., Northboro, MA

Item 6.  OFFICERS AND DIRECTORS
Part I.  As of March 31, 2002 (continued).
(Note A)

                                                                                                                                                                                                  EUA
                                                                              Mass                           Way-                           NGUSA
                                                                                                                                                                                                  EUA
                                                                                                                                                                                                  ENERGY
                                                     NGUSA       Granite      Elec      Narra      NEEI      finder    NEET      NEP        SERVICE    NEHTC
                                                                                                                                                                                                  NEHTEC
                                                                                                                                                                                                  NEHFC
                                                                                                                                                                                                  BIOTEN
                                                                                                                                                                                                  INV.
                                                                                                                                                                                                  NMPC
                                                                                                                                                                                                  NMH
                                                     ----------- ----------   --------- ---------  --------- --------- --------- -------    -------------
                                                                                                                                                                                                  -----------
                                                                                                                                                                                                  ------------
                                                                                                                                                                                                  ----------
                                                                                                                                                                                                  ------------
                                                                                                                                                                                                  ------------
                                                                                                                                                                                                  ----------
                                                                                                                                                                                                  --------

Masheed H. Rosenqvist                                                                                                    VP       VP                    VP        VP
  VP

Timothy R. Roughan
548 Haydenville Rd., Northampton, MA                                          VP

Joseph M. Russo
VP
300 Erie Boulevard West, Syracuse, NY

Michael F. Ryan
280 Melrose St., Providence, RI                                                         E-VP

Nancy H. Sala                                                                 Sr-VP
55 Bearfoot Rd., Northboro, MA

Michael W. Schlegel
300 Erie Boulevard West, Syracuse, NY

Herbert Schrayshuen                                                                                                              VP         VP
VP
300 Erie Boulevard West, Syracuse, NY

Terry L. Schwennesen                                                                                                             VP D
280 Melrose St., Providence, RI

Robert G. Seega                                                                         VP

Richard P. Sergel                                    D P          D           D          D         Ch P D      D         D       D           D           D         D

                                                                                                                                                                                                  D

                                                                                                                                                                                                  D

                                                                                                                                                                                                  D

                                                                                                                                                                                                  P
                                                                                                                                                                                                  D

Philip R. Sharp
79 JFK St, Cambridge, MA                                                                                                         D

Judith Sheppard-Dunn
VP
300 Erie Boulevard West, Syracuse, NY

William T. Sherry
9 Lowell Rd., Salem, NH                                          E-VP

Steven W. Tasker
Sr-VP T
300 Erie Boulevard West, Syracuse, NY

John G. Upham II
170 Medford St., Malden, MA                                                    VP

William C. Weiss
300 Erie Boulevard West, Syracuse, NY

                                                                                                                                                                                                  EUA
                                                                              Mass                           Way-                           NGUSA
                                                                                                                                                                                                  EUA
                                                                                                                                                                                                  ENERGY
                                                     NGUSA       Granite      Elec      Narra      NEEI      finder    NEET      NEP        SERVICE    NEHTC
                                                                                                                                                                                                  NEHTEC
                                                                                                                                                                                                  NEHFC
                                                                                                                                                                                                  BIOTEN
                                                                                                                                                                                                  INV.
                                                                                                                                                                                                  NMPC
                                                                                                                                                                                                  NMH
                                                     ----------- ----------   --------- ---------  --------- --------- --------- -------    -------------
                                                                                                                                                                                                  -----------
                                                                                                                                                                                                  ------------
                                                                                                                                                                                                  ----------
                                                                                                                                                                                                  ------------
                                                                                                                                                                                                  ------------
                                                                                                                                                                                                  ----------
                                                                                                                                                                                                  --------

William F. Willman
300 Erie Boulevard West, Syracuse, NY

Geraldine M. Zipser                                                S          C         S                    C

Jennifer K. Zschokke
55 Bearfoot Rd., Northboro, MA                                   VP T         VP T      VP T

Peter T. Zschokke
                                                                 VP           VP        VP

Item 6.  OFFICERS AND DIRECTORS
Part I.  As of March 31, 2002 (continued).
(Note A)

                                                     Opinac                                                                                    NM
                                                     Energy          NM               Nantucket    NEES       NEES                             Receivables
                                                                                                                                                                                                    NM
                                                                                                                                                                                                    NG
                                                                                                                                                                                                    Trans
                                                                                                                                                                                                    NM
                                                                                                                                                                                                    Opinac
                                                     Corp.           Properties       Electric     Comm.      Energy   AEMC       NEWHC        Corp II
                                                                                                                                                                                                      Metrowest
                                                                                                                                                                                                      Uranium
                                                                                                                                                                                                      Services
                                                                                                                                                                                                      Energy
                                                                                                                                                                                                      NA
                                                     ----------      ------------     --------------          ---------           ---------    ---------
                                                                                                                                                                                                      -----------
                                                                                                                                                                                                      ----------------
                                                                                                                                                                                                      --------------
                                                                                                                                                                                                      -----------
                                                                                                                                                                                                      --------------
                                                                                                                                                                                                      ----------
                                                                                                                                                                                                      --------

Masheed H. Rosenqvist

Timothy R. Roughan
548 Haydenville Rd., Northampton, MA

Joseph M. Russo
300 Erie Boulevard West, Syracuse, NY

Michael F. Ryan
280 Melrose St., Providence, RI

Nancy H. Sala
55 Bearfoot Rd., Northboro, MA                                                        Sr-VP

Michael W. Schlegel                                                  T                                                                         D
300 Erie Boulevard West, Syracuse, NY

Herbert Schrayshuen
VP
300 Erie Boulevard West, Syracuse, NY

Terry L. Schwennesen
280 Melrose St., Providence, RI

Robert G. Seega

Richard P. Sergel                                                                     D            D          D        P          D
                                                                                                                                                                                                      D

                                                                                                                                                                                                      D

                                                                                                                                                                                                      D

Philip R. Sharp
79 JFK St., Cambridge, MA

Judith Sheppard-Dunn
300 Erie Boulevard West, Syracuse, NY

William T. Sherry
9 Lowell Rd., Salem, NH

Steven W. Tasker
D VP T
300 Erie Boulevard West, Syracuse, NY

John G. Upham II
170 Medford St., Malden, MA

William C. Weiss
D S
300 Erie Boulevard West, Syracuse, NY

                                                     Opinac                                                                                    NM
                                                     Energy          NM               Nantucket    NEES       NEES                             Receivables
                                                                                                                                                                                                    NM
                                                                                                                                                                                                    NG
                                                                                                                                                                                                    Trans
                                                                                                                                                                                                    NM
                                                                                                                                                                                                    Opinac
                                                     Corp.           Properties       Electric     Comm.      Energy   AEMC       NEWHC        Corp II
                                                                                                                                                                                                      Metrowest
                                                                                                                                                                                                      Uranium
                                                                                                                                                                                                      Services
                                                                                                                                                                                                      Energy
                                                                                                                                                                                                      NA
                                                     ----------      ------------     --------------          ---------           ---------    ---------
                                                                                                                                                                                                      -----------
                                                                                                                                                                                                      ----------------
                                                                                                                                                                                                      --------------
                                                                                                                                                                                                      -----------
                                                                                                                                                                                                      --------------
                                                                                                                                                                                                      ----------
                                                                                                                                                                                                      --------

William F. Willman
T
300 Erie Boulevard West, Syracuse, NY

Geraldine M. Zipser                                                                   S  C                                                                         S

Jennifer K. Zschokke
55 Bearfoot Rd., Northboro, MA                                                        VP T

Peter T. Zschokke                                                                     VP

Key:

C         Clerk
Ch        Chairman
ChB       Chairman of the Board
Co        Controller
COO       Chief Operating Officer
D         Director
E-VP      Executive Vice President
P         President
S         Secretary
Sr-VP     Senior Vice President
T         Treasurer
VCh       Vice Chairman
VP        Vice President

Note A:  Address is 25 Research Drive, Westborough, Massachusetts 01582 unless otherwise indicated.

Item 6.  OFFICERS AND DIRECTORS

      Part II.  Financial Connections as of March 31, 2002.

                                                                                Position
                                           Name and                             Held in
      Name of                              Location of                          Financial           Applicable
      Officer or                           Financial                            Institution         Exemption
      Director                             Institution                             (g)              Rule
      ----------                           -----------                          -----------         ----------

      Richard P. Sergel                  State Street Corporation                   D               a, e
                                           Boston, MA

--------------------
a - Rule 70(a)
e - Rule 70(e)
g - C-Chairman & CEO; D-Director; T-Trustee

Item 6.  OFFICERS AND DIRECTORS

      Part III.

      NATIONAL GRID GROUP PLC

      The following information is reproduced from the Annual Report on Form 20-F for the year ended March 31, 2002.

Directors' Remuneration

Composition and role of the Remuneration Committee

The Remuneration Committee consists exclusively of independent Non-executive Directors. It is chaired by Bob Faircloth, and its other members are John Grant and
Richard Reynolds.

The Remuneration Committee is responsible for determining all aspects of Executive Directors' compensation, drawing on advice from both external independent remuneration consultants (New Bridge Street Consultants and Towers Perrin) and internal expertise. The Non-executive Chairman and the Group Chief Executive are invited to attend meetings to provide strategic advice on the impact of remuneration policies, but neither participate in any discussion on their own remuneration.

The Board has accepted all of the Remuneration Committee's recommendations made throughout the year.

The Remuneration Committee has decided, with the approval of the Board, to put the Remuneration Committee Statement to a shareholder vote at the Annual General
Meeting.

At the Extraordinary General Meeting on 23 July 2002 shareholders will be asked to approve a new Performance Share Plan which may form part of National Grid
Transco's senior level remuneration strategy going forwards. The new Plan, combined with National Grid's existing incentive plans, will provide the new Remuneration
Committee with the flexibility to incentivise Executive Directors and other senior executives to deliver exceptional company results through a range of stretching performance-related plans. Further details of the proposed National Grid Lattice Performance Share Plan 2002 are included in the Notice of Extraordinary General
Meeting.

Remuneration policy

The Remuneration Committee designs remuneration packages with the aim of attracting, motivating and retaining high-calibre Directors who will deliver success for shareholders and high levels of customer service, safety and environmental standards while having due regard to the markets in which the Group operates.

Executive Directors' remuneration

Remuneration packages for Executive Directors consist of the following elements:

Base salary Base salaries are reviewed annually taking account of the median market position (against businesses of a similar size and complexity) and business and personal performance.  Account is also taken of salary increases and employment conditions across the Group.

Incentives The Remuneration Committee recognises the importance of linking rewards to business and personal performance and considers that the following incentive arrangements provide a balance between short and long term incentives for National Grid:

· annual bonus: a non-pensionable annual cash bonus of up to a maximum of 60 per cent of base salary can be paid to UK-based Executive Directors for the achievement of demanding financial, personal and quality of service targets. Rick Sergel and William Davis have a lower annual cash bonus maximum payment of 50 per cent of salary. Rick Sergel also participates in the National Grid USA Goals Program, an all-employee bonus plan that can pay up to 4.5 per cent of base salary on the achievement of certain earnings and performance targets. In line with US market practice, Rick Sergel's and William Davis' cash bonuses are pensionable.

· share matching plan: UK-based Executive Directors can invest a pre-determined part of any bonus in National Grid shares in return for receiving a matching award under this plan. Currently, UK-based Executive Directors are required to invest one-third of any annual cash bonus into this plan.  At the end of three years
(provided the Director is still employed and has retained the shares purchased from bonus) additional shares equal in number to the pre-tax value of the invested shares will be released to the individual. The participant will also receive a cash payment equal to the dividends that have been paid on the shares over the three year holding period. US executives, including Rick Sergel and William Davis, participate in this plan on a slightly different basis, in that an award calculated as a proportion of their cash annual bonus (60 per cent in the case of Rick Sergel and William Davis) is paid under this plan in National Grid shares or American
Depositary Shares (ADSs) subject to a minimum three-year vesting period. For both UK and US based Directors, the combination of annual cash bonus payments and deferred Share Match awards is an effective annual bonus maximum payment of 80 per cent of base salary.

· executive share options: the National Grid Executive Share Option Plan 2002 permits market value executive share options to be granted to a maximum value of 3 times base salary per annum. Grants of a greater value may be made in exceptional circumstances such as the appointment of a new Executive Director. At this time, the Remuneration Committee considers that the maximum market value of shares which will normally be placed under option to any UK-based individual in any 12 month period will be 1.5 times the individual's base salary. The exercise of executive share options granted during the year is subject to National Grid's total shareholder return (TSR) relative to that of a group of approximately 20 UK and US utility companies, over a period of at least three years. Options up to the value of an individual's base salary become exercisable in full if National Grid's TSR is at least median. Options in excess of one times base salary are exercisable on a sliding scale and are only exercisable in full if National Grid's TSR is in the upper quartile of the comparator group. If not fully satisfied on the third anniversary, the condition may be retested, from the same base, on the fourth and fifth anniversaries of grant.

· Sharesave: Executive Directors resident in the UK are eligible to participate in all-employee Sharesave schemes (subject to eligibility based on service).

· US Incentive Thrift Plan: Rick Sergel and William Davis participate in a tax-advantaged savings plan (commonly referred to as a 401(k) plan) provided for employees of National Grid USA. Employees who contribute 6 per cent or more of their base salary are provided with an employer matching contribution based upon fixed formulae.
The formulae vary between certain employee groups. Rick Sergel is eligible to receive an employer match of 5 per cent of his base salary and William Davis is eligible to receive an employer match of 3 per cent of his base salary under the plan.  There are Federal limits on the amount of pre-tax contributions an employee can make into the plan as well as the amount of compensation that can be used to calculate benefits under the plan.

Pensions UK-based Executive Directors are members of the National Grid section of the Electricity Supply Pension Scheme (ESPS), to which they currently contribute 3 per cent of base salary per annum up to the Inland Revenue limits. The normal employee contribution is 6 per cent of salary but all employees currently benefit from a reduction in contributions. The Pension Scheme's main features in respect of Executive Directors are: normal retirement at age 60; pension at normal retirement age of two-thirds final salary subject to completion of 20 years' service (although Directors may retire early from age 55 with a reduction in pension); death-in-service payment of four times pensionable salary; spouse's pension of two-thirds Director's pension on death; discretionary payment of dependant's pension if there is no surviving spouse; pension increased by inflation by up to 5 per cent per annum and, for Directors affected by the 'earnings cap', the Company may provide benefits on salary above the cap on a partially funded basis.

Rick Sergel and William Davis participate in a qualified pension plan and an executive supplemental retirement plan provided through National Grid USA. These plans are non-contributory defined benefit arrangements.  Rick Sergel's benefit is calculated using formulae based upon years of service and highest average compensation over five consecutive years. William Davis's benefit is under a cash balance arrangement that credits employer contributions during each year of employment in an amount based upon service time and compensation. In addition, cash balances receive annual earnings credits. William Davis is entitled to a minimum benefit which is calculated using a formula based upon years of service and highest average compensation over five consecutive years. In line with many US plans, the calculation of benefits under the arrangements applicable to Rick Sergel and William Davis generally take into account salary, bonuses and incentive share awards, but not share options. Normal retirement age is 65. Pursuant to the executive supplemental plan, however, unreduced benefits may be payable at age 55. The plans also provide for a spouse's pension, the value of which is based upon the participant's benefit at death. Benefits under these arrangements do not increase after commencement upon retirement.

Directors' remuneration

The remuneration of individual Directors for the year ended 31 March 2002 is set out below:

                                Base Salary   Annual          Benefits         Total           2000/01
                                and fees      Bonus1          £000      emoluments      £000
                                £000  £000                        excluding
                                                                              pension)
                                                                              2001/02
                                                                              £000

Chairman
James Ross                      143           -               22               165             120
(Non-executive Director)
Executive Directors
Roger Urwin                     500           267             27               794             436
Edward Astle2                   181             94              9              284                -
Stephen Box                     350           155             27               532             455
William Davis3                    83            54              2              139                -
Wob Gerrestsen4                     -             -             -                 -            259
Steven Holliday5                270           146             28               444                1
David Jones6                        -           35              -               35             665
Rick Sergel                     486           224             18               728             620
Non-executive Directors
Bob Faircloth                    42               -               -             42               30
John Grant                      35                -               -             35               30
Bonnie Hill3                      4               -               -               4                -
Paul Joskow                     57                -               -              57              45
Richard Reynolds                55                -               -              55              50
Total                           2,206         975             133              3,314           2,711

1        Total cash bonus paid includes amounts invested by Directors in the Share Match Scheme and in the case of Stephen Box, an ex-gratia payment of £1,107 in respect of dividends on Matching Shares. For US Directors, the total cash paid does not include deferred share awards.
2        Appointed to the Board on 1 September 2001.
3        Appointed to the Board on 11 February 2002.
4        Died on 19 October 2000.
5        Appointed to the Board on 30 March 2001.
6.       Resigned from the Board on 31 March 2001. During the year David Jones received ex-gratia payments of £35,353 in respect of dividends on Matching Shares exercised.
The total remuneration of Roger Urwin, the highest-paid Director during the year, was £794,195 (2001: David Jones, £665,440).

Pension benefits earned by individual Executive Directors in 2001/02 were as follows:

----------------------- ---------------- ----------------- ---------------- ----------------------------------
                                                           Increase
                                                           to accrued
                                                           pension
                        Age at           Directors'        during year               Accrued pension
                        31 March         Contributions     (net of                   as at 31 March
                        2002             during year       inflation)           2002(1)          2001
                                         £000        £000         £000        £000
----------------------- ---------------- ----------------- ---------------- ----------------------------------
----------------------- ---------------- ----------------- ---------------- ---------------- -----------------
Roger Urwin             56               15                137              300              160
----------------------- ---------------- ----------------- ---------------- ---------------- -----------------
----------------------- ---------------- ----------------- ---------------- ---------------- -----------------
Edward Astle2           48                 5                   6                6                -
----------------------- ---------------- ----------------- ---------------- ---------------- -----------------
----------------------- ---------------- ----------------- ---------------- ---------------- -----------------
Stephen Box             51               11                  17               54               36
----------------------- ---------------- ----------------- ---------------- ---------------- -----------------
----------------------- ---------------- ----------------- ---------------- ---------------- -----------------
William Davis3          60                 -                   -            458                 -
----------------------- ---------------- ----------------- ---------------- ---------------- -----------------
----------------------- ---------------- ----------------- ---------------- ---------------- -----------------
Steven Holliday         45                 8                   9                9               -
----------------------- ---------------- ----------------- ---------------- ---------------- -----------------
----------------------- ---------------- ----------------- ---------------- ---------------- -----------------
Rick Sergel4            52                 -                  77            347              270
----------------------- ---------------- ----------------- ---------------- ---------------- -----------------

1        Accrued pension represents the pension that would be paid annually at age 60 if the Director resigned on 31 March 2002.
2        Edward Astle was appointed to the Board in September 2001.
3        William Davis was appointed to the Board in February 2002. As part of the Niagara Mohawk acquisition, a lump sum of £6,265,202 was paid into the Niagara
         Mohawk's Supplemental Executive Retirement Plan, any future pension benefits payable by National Grid shall be offset by the annuity value of this lump sum payment.
4.       Rick Sergel's entitlement to accrued pension as at 31 March 2001 was previously understated as £229,234. This error was due to not correctly factoring in pensionable bonus payments.

Non-cash benefits The Company provides competitive benefits such as a fully expensed car or cash alternative in lieu of car, chauffeur, private medical insurance, life assurance and long term ill-health insurance to the Executive Directors.  US Executive Directors also receive financial counselling. Taxable benefits, such as hotel expenses, have also been incurred by certain Executive Diretors directly in relation to the relocation of the Group's head office.

Service contracts Service contracts for Executive Directors are set at one year's notice. The application of longer contract periods at appointment, reducing after an initial period, is considered appropriate by the Board to recruit and retain key executives. In this regard, the initial periods of Rick Sergel's, Steven
Holliday's and Edward Astle's contracts were for fixed periods of three, two and two years respectively. These terms reduce to one year rolling from March 2002 for
Rick Sergel and Steven Holliday, and from September 2002 for Edward Astle. William Davis' contract is for a fixed period of two years.

Share ownership guidelines Executive Directors are encouraged to build up and retain a shareholding of one times annual base salary and that, as a minimum, this should be achieved by retaining 50 per cent of the after tax gain on any options exercised through the executive share plans.

Non-executive Directors' remuneration

Non-executive Directors receive an annual fee of £30,000 with an additional £5,000 payable for committee chairmanship.  Richard Reynolds receives a fee of £25,000 in respect of additional duties as a member of the Supervisory Board of Intelig and Paul Joskow receives a fee of $30,000 in respect of strategic advice he provides on regulatory issues to National Grid USA. A fee of £1,000 is paid for each Board meeting that Non-executive Directors attend outside of their country of residence.

The Non-executive Chairman receives an annual fee of £175,000.

Non-executive fees are determined by the Board, or by a Committee authorised by the Board, subject to the limits applied by National Grid's Articles of Association.

Directors' interests in share options

Directors' interests in share options over the ordinary shares of National Grid are as follows:

------------------------ ------------ ------------ ------------ ------------ ------------ -------------------------
                         Options      Options      Options                   Exercise
                         held at 1    exercised    granted      Options      price per
                         April 2001   during the   during the   held at 31   share
                                      year         year         March 2002   (pence)       Normal Exercise period
------------------------ ------------ ------------ ------------ ------------ ------------ -------------------------
------------------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
Roger Urwin
Executive                169,340                                169,340      280.50        Sep 2000     Sep 2007
                           91,656     -            -              91,656     375.75       June 2001    June 2008
                           22,098                                 22,098     455.25       June 2002    June 2009
                           33,867     -            -              33,867     531.50       June 2003    June 2010
                                                                133,214      563.00       June 2004    June 2011
                         -            -            -

                                      -            -
                                                   133,214
                                      -
------------------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
------------------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
Share Match1                4,047                                   4,047    All 100.0    June 2001    June 2005
                            3,884     -            -                3,884    In total       Jan 2002   June 2006
                            3,859                                   3,859                   Jan 2002   June 2007
                                  -   -            -                5,635                 June 2004    June 2008

                                      -            -
                                                      5,635
                                      -
------------------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
------------------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
Sharesave                         -                   3,692         3,692    457.00       Sep 2006     Feb 2007
                                      -
------------------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
------------------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
Total                    328,751                   142,541      471,292
                                      -
------------------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
------------------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
Edward Astle
Executive                          -               193,952      193,952      479.50       Sep 2004     Sep 2011
                                      -
------------------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
------------------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
Total                              -               193,952      193,952
                                      -
------------------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
------------------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
Stephen Box
Executive                160,427                                160,427      280.50       Sep 2000     Sep 2007
                           93,147     -            -             93,147      375.75       June 2001    June 2008
                           43,931                                43,931      455.25       June 2002    June 2009
                           37,630     -            -             37,630      531.50       June 2003    June 2010
                                                                 93,250      563.00       June 2004    June 2011
                         -            -            -

                                      -            -
                                                    93,250
                                      -
------------------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
------------------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
Share Match 1               2,955       2,955 2                               All 100.0   June 2001    June 2005
                            3,844                  -            -            in total      Jan 2002    June 2006
                            4,122     -                            3,844                   Jan 2002    June 2007
                                                   -               4,122                  June 2004    June 2008
                         -            -                            6,134
                                                   -
                                      -               6,134
------------------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
------------------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
Sharesave                   3,125       3,1253                               312.00        Sep 2001     Feb 2002
                                                   -            -
------------------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
------------------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
Total                    349,181        6,080       99,384      442,485
------------------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
------------------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
Steven Holliday
Executive                150,000                                150,000      540.00        Mar 2004     Mar 2011
                                      -             71,936        71,936     563.00       June 2004    June 2011
                         -
                                      -
------------------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
------------------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
Share Match 1
                         -            -            -            -
------------------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
------------------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
Sharesave                                             3,692         3,692    457.00        Sep 2006     Feb 2007
                         -            -
------------------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
------------------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
Total                    150,000                    75,628      225,628
                                      -
------------------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
------------------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
Rick Sergel
Executive                201,845                                201,845      566.50       Mar 2003     Mar 2010
                                      -            -            134,321      563.00       June 2004    June 2011
                         -                         134,321
                                      -
------------------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
------------------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
Share Match 1
                         -            -            -            -
------------------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
------------------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
Thrift Plans
                         -            -            -            -
------------------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
------------------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
Total                    201,845                   134,321      336,166
                                      -
------------------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
------------------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------

------------------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
------------------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
Total                    1,029,777      6,080      645,826      1,669,523
------------------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------

1        Share Match options granted during the year relate to the annual bonus paid for the financial year ended 31 March 2001. As a result of the Scheme of
         Arrangement, Share Match Options awarded in 1999 and 2000 became exercisable on 31 January 2002.
2        The closing mid-market price of an ordinary share in National Grid on 30 July 2001, the date on which Stephen Box exercised his Share Match grant, was 464.0 pence. Stephen Box retained his residue of the shares after payment of tax.
3        The closing mid-market price of an ordinary share in National Grid on 3 September 2001, the date on which Stephen Box exercised his Sharesave options, was
         475.5 pence. Stephen Box retained the shares.
4        The aggregate gain on the exercise of share options by Directors during the year was £19,162.
5        The closing  mid-market price of an ordinary share in National Grid on 28 March 2002, the last day of trading in the 2001/02  financial year, was 463.3 pence.
         The range during the period 1 April 2001 to 31 March 2002 was 581.0 pence (high) and 417.3 pence (low).

At the completion of the Niagara Mohawk acquisition William Davis held Stock Appreciation Rights (SARs) over Niagara Mohawk shares which he chose to roll-over into
SARs over National Grid American Depositary Shares (ADSs). Each SAR ADS constitutes a notional right over 5 National Grid shares. At exercise a cash payment equivalent to the growth in value of the SAR over the exercise price will be paid.

-------------------- ------------ ------------ ------------ ------------ ------------ -------------------------
                     Options      Options      Options      Options
                     held at 1    exercised    granted      held at      Exercise
                     April        during the   during the   31 March     price per
                     2001         year         year         2002         SAR$          Normal Exercise period
-------------------- ------------ ------------ ------------ ------------ ------------ -------------------------
-------------------- ------------ ------------ ------------ ------------ ------------ ------------ ------------
William Davis        -            -            58,629       58,629       26.20        Aug 1998     Dec 2008
SARs
-------------------- ------------ ------------ ------------ ------------ ------------ ------------ ------------
-------------------- ------------ ------------ ------------ ------------ ------------ ------------ ------------
                                               58,629       58,629       26.20        Aug 1998     Dec 2008
-------------------- ------------ ------------ ------------ ------------ ------------ ------------ ------------
-------------------- ------------ ------------ ------------ ------------ ------------ ------------ ------------
                                               52,766       52,766       23.04        Jan 2000     Dec 2010
-------------------- ------------ ------------ ------------ ------------ ------------ ------------ ------------
-------------------- ------------ ------------ ------------ ------------ ------------ ------------ ------------
Total                                          170,024      170,024
-------------------- ------------ ------------ ------------ ------------ ------------ ------------ ------------
-------------------- ------------ ------------ ------------ ------------ ------------ ------------ ------------

-------------------- ------------ ------------ ------------ ------------ ------------ ------------ ------------

Directors' beneficial interests

The Directors' beneficial interests (which include those of their families) in the ordinary shares of National Grid are shown below: (All interests at 1 April 2001 were in National Grid Group plc ordinary shares of 11 13 /17 pence each. Following the Scheme of Arrangement on 31 January 2002 all interests are in National Grid
Group plc ordinary shares of 10 pence each.)

                                                                      Options over        Options over
                           Ordinary shares at   Ordinary shares at    ordinary shares at  ordinary shares at
                           31 March 2002        1 April 2001          31 March 2002       at 1 April 2001
-----------------------------------------------------------------------------------------------------------------------------------------------------------------------
James Ross                     19,000               19,000                      -                     -
Roger Urwin                   147,920              144,539                471,292               328,751
Edward Astle                        -                    -                193,952                     -
Stephen Box                    18,459                6,552                442,485               349,181
William Davis                  11,520                    -                     -                      -
Bob Faircloth                       -                   -                      --                     -
John Grant                     10,000               10,000                      -                     -
Bonnie Hill                     2,930
Steven Holliday                     -                    -                225,628               150,000
Paul Joskow                     5,000                5,000                      -                     -
Richard Reynolds               10,000               10,000                      -                     -
Rick Sergel                     2,763                1,257                336,166               201,845

On 23 April 2002, the Trustee of the National Grid USA Incentive Thrift Plan, purchased additional ADSs increasing Rick Sergel's total interest to the equivalent of
2,937 ordinary shares.

There has been no other change in the beneficial interests of the Directors in the ordinary shares of National Grid between 1 April 2002 and 29 May 2002.

Each of the Executive Directors (Roger Urwin, Edward Astle, Stephen Box, Steven Holliday, and Rick Sergel), excepting William Davis, was, for Companies Act 1985 purposes, deemed to be a potential beneficiary under the National Grid Qualifying Employee Share Ownership Trust ("QUEST") and the National Grid 1996 Employee
Benefit Trust and thereby to have an interest in the 12,484,040 National Grid ordinary shares held by the QUEST and the 745,327 National Grid ordinary shares held by the 1996 Employee Benefit Trust as at 31 March 2002.

NEW ENGLAND POWER COMPANY, NATIONAL GRID USA, MASSACHUSETTS ELECTRIC COMPANY, AND THE NARRAGANSETT ELECTRIC COMPANY

EXECUTIVE COMPENSATION

        The following tables give information with respect to all compensation (whether paid directly by the relevant company or billed to it as hourly charges) for services in all capacities for the relevant company for fiscal years ending March 31, 2002 and 2001, to or for the benefit of the Chief Executive Officer and up to the four other most highly compensated executive officers.

                                                                             NEP

                                                                   SUMMARY COMPENSATION TABLE

                                                                                                                            Long-Term
                  Annual Compensation (b)                                                        Compensation
                  --------------------------                                    -------------------
                                                                Other          Restricted                Securities
Name and                                                        Annual         Share            Under                      All Other Principal
Compensa-        Awards                     Lying             LTIP             Compensa-
Position         Year                       Salary           Bonus    tion                                        Options   Payoutstion
(a)                       ($)               ($)(c)  ($)(d)                             (#)       ($)              ($)(f)
----------       ----                       -------          ------            ---------        ----------        -------- ------- ------

Peter G.         2002                       180,630          109,353           19,313                    0        16,825         0 452
Flynn   2001              177,211            30,270          12,175                    0            0          0  432
President        2000(g)   40,997           107,889           2,050                    0       36,473    118,615   90
        1999              154,707            74,812           3,616               30,220                  46,464  359

Marc F. 2002              106,485                            12,637                    0        9,702             0        165
Mahoney          2001                       118,010           78,428           11,352                0   35,886         0  280
Vice
President

Masheed H.       2002                       152,196          70,479            18,154                    0        14,711           0        464
Rosenqvist       2001                       146,112          17,892            18,452                0        0           0        539
Vice    2000(g)   32,745           63,412        1,637                     0   16,023  54,855  103
President        1999                       124,740          45,569             2,538           17,671                          0  412

James S.         2002                       139,633          66,344            18,221                                      12,061       0   221
Robinson         2001                       130,137          39,862            18,649                0        0           0        204
Vice    2000(g)   31,811           62,966        1,625                     0   14,458  53,878   42
President        1999                       115,920          42,415             2,693           16,405                     22,018  167

Terry L.         2002                       140,004          71,711            17,933                    0        13,432        0  201
Schwennesen      2001                       124,951          15,992            16,787                0        0        0   168
Vice
President

(a)      Certain officers of NEP are also officers of affiliate companies.

(b)      Includes deferred compensation in category and year earned.

(c)      The bonus figure represents:  cash bonuses under an incentive  compensation  plan, the all-employee goals program,  the variable match of the incentive thrift plan,  including related deferred  compensation plan matches,  special cash bonuses,  and unrestricted shares under the incentive share plan. See descriptions under Plan Summaries.
(d)      Includes amounts  reimbursed by NEP for the payment of taxes on certain noncash benefits and NEP contributions to the incentive thrift plan that are not bonus contributions including related deferred compensation plan match.  See description under Plan Summaries.

(e)      The  incentive  share  awards  for the named  executives  who were also  NEES  executives  in 1999 were in the form of  restricted  shares  (with a  five-year restriction) or deferred share  equivalents,  deferred for receipt for at least five years, at the executive's  option.  As cash dividends were declared,  the number of deferred share equivalents increased as if the dividends were reinvested in shares.

(f)      Includes NEP  contributions  to life insurance.  See description  under Plan Summaries.  The life insurance  contribution is calculated  based on the value of term life insurance for the named individuals. The premium costs for most of these policies have been or will be recovered by NEP.

(g)      Information is for the first calendar quarter of 2000 only.

                                                                           National Grid USA
                                                                      SUMMARY COMPENSATION TABLE

                           Annual Compensation (b)
                           ----------------------------

                                                                                                     Long-Term
                                                                                                                  Compensation
Name and                                                                       Other          -----------
Principal                                                                         Annual             Securities                  All other
Position                         Year                Salary     Bonus               Compensa-        Underlying                  Compensation
(a)                                                  (c)                       tion (d)       Options (#)     (e)
----------                       ----                -------    ------          ---------            -----------                 ------------

Richard P.                       2002                $197,080   $144,730       $ 9,128               38,623                      $730
Sergel                    2001       $239,562   $177,513     $10,727              0    $850
President and CEO

John G.                   2002       $ 90,191   $ 60,749     $ 6,692              10,676             $177
Cochrane                         2001                $201,996   $117,894       $14,988               0                           $367
Sr. VP and CFO

Michael E.                       2002                $ 82,652   $ 55,673       $ 3,834               10,070                      $131
Jesanis                   2001       $112,539   $ 66,765     $ 7,502              0    $150
Executive VP and COO

         (a)     Certain officers of National Grid USA are also officers of affiliate companies.

         (b)     Includes deferred compensation in category and year earned.

         (c)     The bonus figure represents:  cash bonuses under an incentive  compensation plan, the all-employee goals program,  the variable match of the incentive thrift plan,  including  related  deferred  compensation  plan matches,  special cash bonuses,  and  unrestricted  shares under the incentive  share plan. See descriptions under Plan Summaries.

         (d)     Includes  amounts  reimbursed by National Grid USA for the payment of taxes on certain  noncash  benefits and National Grid USA  contributions  to the incentive thrift plan that are not bonus contributions including related deferred compensation plan match.  See description under Plan Summaries.

         (e)     Includes  National Grid USA  contributions  to life insurance.  See description  under Plan Summaries.  The life insurance  contribution is calculated based on the value of term life insurance for the named  individuals.  The premium costs for most of these policies have been or will be recovered by National
         Grid USA.

                                                                    Massachusetts Electric Company
                                                                      SUMMARY COMPENSATION TABLE

                               Annual Compensation (b)
                           ---------------------------

                                                                                                                  Long-Term
Name and                                                                          Other                  Compensation      All other
Principal                                                                         Annual                 ------------      Compensa-
Position                               Year Salary         Bonus      Compensa-                Securities         tion
                                                                               tion                      Underlying
(a)                                                        (c)                 (d)              Options(#)                 (e)
----------                             -----    ------          -------           ------                 ---------                 ---------

Cheryl A.                 2002              $202,088       $126,885   $6,368           25,434   $   493
LaFleur                   2001              $81,456        $45,541             $5,679           0                          $   188
President

Nancy H.                  2002              $163,667       $102,868   $8,775           11,398   $   313
Sala               2001                $159,376      $ 46,300   $ 8,542                0        $   296
Sr. VP

Barbara            2002                $123,022      $74,740          $6,422           15,201   $   255
Hassan             2001                $105,280      $ 83,399   $ 4,699                28,056   $60,286(f)
Sr. VP

Robert H.                 2002              $125,206       $79,726             $6,451           15,015                     $   211
McLaren            2001                $110,715      $ 53,446   $ 5,888                0        $   178
Sr. VP

Richard L.                2002              $118,789       $87,305             $4,869           13,427                     $   202
Francazio
VP

  (a)    Certain officers of Mass. Electric are also officers of affiliate companies.

  (b)    Includes deferred compensation in category and year earned.

 (c)     The bonus figure represents:  cash bonuses under an incentive  compensation  plan, the all-employee goals program,  the variable match of the incentive thrift plan,  including related deferred  compensation plan matches,  special cash bonuses,  and unrestricted shares under the incentive share plan. See descriptions under Plan Summaries.

(d)      Includes amounts reimbursed by Mass.  Electric for the payment of taxes on certain noncash benefits and Mass.  Electric  contributions to the incentive thrift plan that are not bonus contributions including related deferred compensation plan match.  See description under Plan Summaries.

(e)      Includes Mass.  Electric  contributions to life insurance.  See description under Plan Summaries.  The life insurance  contribution is calculated based on the value of term life insurance for the named individuals. The premium costs for most of these policies have been or will be recovered by Mass. Electric.

(f)      All other  compensation  for 2001 includes a lump sum payment of $60,090  charged to Mass.  Electric which was paid to Ms. Hassan in exchange for amending her change of control agreement with Eastern Utilities Associates.

                                                                   The Narragansett Electric Company
                                                                      Summary Compensation Table

                             Annual Compensation (b)
                           --------------------------

                                                                                                                  Long-Term
                                                                                                                  Compensation
Name and                                                                          Other                  -------------     All other
Principal                                                                         Compensa-              Securities                Compensa-
Position                  Year         Salary   Bonus                 tion                     underlying         tion
                                                                                                         Options
(a)                                                    (c)                     (d)              (#)                        (e)
----------                ------       ----     -------               --------         -----------                ---------

Cheryl A.                 2002         $ 92,314 $57,962               $5,596           11,618                 $  225
LaFleur                 2001           $ 27,676 $15,473               $1,930           0                      $   64
President

Michael F.                2002         $141,900 $65,692               $6,536           15,350                 $  248
Ryan                    2001           $134,475 $17,574               $5,954           0                      $  225
Exec. VP

Ronald T.               2002           $116,284        $57,245                 $5,932         13,909                       $  157
Gerwatowski             2001           $ 88,849        $31,924                 $4,698         0                            $  115
General Counsel

(a)      Certain officers of Narragansett are also officers of affiliate companies.

(b)      Includes deferred compensation in category and year earned.

(c)      The bonus figure represents:  cash bonuses under an incentive  compensation  plan, the all-employee goals program,  the variable match of the incentive thrift plan,  including related deferred  compensation plan matches,  special cash bonuses,  and unrestricted shares under the incentive share plan. See descriptions under Plan Summaries.

(d)      Includes amounts  reimbursed by Narragansett for the payment of taxes on certain noncash benefits and Narragansett  contributions to the incentive thrift plan that are not bonus contributions including related deferred compensation plan match.  See description under Plan Summaries.

(e)      Includes  Narragansett  contributions  to life insurance.  See description  under Plan Summaries.  The life insurance  contribution is calculated based on the value of term life insurance for the named individuals. The premium costs for most of these policies have been or will be recovered by Narragansett.

Directors'Compensation

         Members of the Boards of  Directors  of National  Grid USA  Companies  who are  employees of National  Grid USA  companies  receive no fees for service on the
Boards.  Non-employee  directors of NEP receive an annual retainer of $20,000 plus a meeting fee of $1,000 for each Board or committee meeting  attended.  The Chairman of the Nuclear Committee, Mr. Callan, receives $1,500 for each committee meeting he chairs.

Retirement Plans

         The following table shows estimated  annual benefits  payable to executive  officers under the qualified  pension plan and the  supplemental  retirement plan, assuming retirement at age 65 in 2001.

                                                    PENSION TABLE

Five-Year
Average            15 Years           20 Years        25 Years         30 Years         35 Years
Compensa-            of                  of              of               of               of
tion               Service            Service         Service          Service          Service
---------          --------           --------        --------         --------         --------

$100,000              $27,858            $36,478         $44,847          $53,217           $58,586
$150,000              $43,858            $57,478         $70,722          $83,967           $92,711
$200,000              $59,858            $78,478         $96,597         $114,717          $126,836
$250,000              $75,858            $99,478        $122,472         $145,467          $160,961
$300,000              $91,858           $120,478        $148,347         $176,215          $195,086
$350,000             $107,858           $141,478        $174,222         $206,967          $229,211
$400,000             $123,858           $162,478        $200,097         $237,717          $263,336
$450,000             $139,858           $183,478        $225,972         $268,467          $297,461
$500,000             $155,858           $204,478        $251,847         $299,217          $331,586

        For purposes of the retirement plans, the credited years of service are listed next to each officer's name: Mr.  Cochrane-20,  Mr.Flynn-20,  Mr.  Francazio-18,
Mr. Gerwatowski -15, Ms. Hassan-32, Mr. Jesanis-18, Ms. LaFleur-15, Mr. Mahoney-26,  Mr. McLaren-27,  Mr. J. Robinson-14,  Ms. Rosenqvist-20,  Mr. Ryan-7, Ms. Sala-32,
Ms. Schwennesen-17, and Mr. Sergel-23.

        Benefits under the pension plans are computed using formulae based on percentages of highest average  compensation  computed over five  consecutive  years. The compensation  covered by the pension plan includes  salary,  bonus,  and incentive share awards.  The benefits listed in the pension table are not subject to deduction for Social  Security and are shown  without any joint and survivor  benefits.  If the  participant  elected at age 65 a 100 percent  joint and survivor  benefit with a spouse of the same age, the benefit shown would be reduced by approximately 16 percent.

        National Grid USA companies contribute the full cost of post-retirement health benefits for senior executives.

PAYMENTS UPON A CHANGE OF CONTROL AND TERMINATION OF EMPLOYMENT

        National Grid USA is a party to Change in Control Agreements with Mr. Cochrane, Mr. Jesanis, and Ms. LaFleur dated March 1, 1998; and one with Mr. Flynn dated
November 1, 1998, all of which remain in effect for 36 months beyond the month in which a (1) Change in Control of NEES (as defined in the Change in Control
Agreement) or (2) Major Transaction (as defined in the Change in Control Agreement) occurs. In accordance with the terms of the Change in Control Agreements, if the
Executive's employment is terminated without cause by the Company or for Good Reason (as defined in the Change in Control Agreement) by the Executive within 36 months following the event described in clause (1) or (2) National Grid USA will provide the Executive with the severance payments and benefits described below.

        The shareholder approval of the merger agreement with National Grid Group plc (May 1999) constituted a Major Transaction and the merger with National Grid
Group plc on March 22, 2000 constituted a Change in Control.  Accordingly, in the event the Executive's employment is terminated without cause by the Company or for
Good Reason by the Executive within 36 months following the month in which the Major Transaction or Change in Control occurred, the Executive will be entitled to receive (in addition to any compensation and benefits payable to the Executive through the Executive's Date of Termination (as defined in the Change in Control
Agreement) according to the terms of said plans and any normal post-term compensation and benefits as they become due): (1) in lieu of any other salary payments: a lump sum cash payment equal to two or three times the sum of (a) the higher of (i) the Executive's annual base salary in effect at the time of termination or (ii)
the Executive's annual base compensation in effect immediately prior to the Change in Control or Major Transaction and (b) the higher of (i) the average of the annual bonuses awarded him/her under the National Grid USA Companies' Incentive Compensation Plan and the National Grid USA Companies' Incentive Share Plan or
successors of any such plans (collectively, the Incentive Plans) for the three performance years preceding the year in which the Executive's Date of Termination occurs or (ii) the average of the annual bonuses awarded him/her pursuant to the Incentive Plans for the three performance years preceding the year in which the
Change in Control or Major Transaction occurred; (2) in addition to the retirement benefits to which the Executive is entitled, a lump sum cash payment equal to the excess of (a) the actuarial equivalent of the retirement pension which the Executive would have accrued under the terms of each Pension Plan (as defined in the
Change in Control Agreement) of National Grid USA (determined as if the Executive (i) were fully vested thereunder and had accumulated 24 or 36 additional months of service credit thereunder and (ii) had been credited under each Pension Plan during such 24 or 36 month period with compensation at the higher of (A) the Executive's compensation during the 12 months immediately preceding the Executive's Date of Termination or (B) the Executive's compensation during the 12 months immediately preceding the Change in Control or Major Transaction) over (b) the actuarial equivalent of the retirement pension which the Executive had actually accrued pursuant to the provisions of each pension plan as of the Date of Termination; (3) the continuation of life, disability, accident and health insurance benefits substantially similar to those which the Executive had received prior to his/her Date of Termination for 24 or 36 months following the Date of Termination, reduced to the extent the Executive receives such benefits or such benefits are made available to the Executive from a subsequent employer, without cost to the Executive; (4) if the
Executive would have otherwise been entitled to post-retirement health care or life insurance had the Executive employment terminated at any time during the 24 or 36 months following the Executive's Date of Termination such post-retirement health care and life insurance commencing on the later of (a) the date that such coverage would have first become available to the Executive and (b) the date that the benefits described in clause (3) above terminate; and (5) the reimbursement of legal fees and expenses, if any, incurred by the Executive in disputing in good faith, any issue relating to the termination of the Executive's employment.
Notwithstanding the above, the payments and benefits to be provided to the Executive will be reduced to the extent necessary to avoid imposition of the Excise Tax
(as defined in the Change in Control Agreement) pursuant to Section 4999 of the Code; provided that such reduction would yield a greater result to the Executive than actual payment by the Executive of the Excise Tax.

        National Grid USA is also a party to an Employment Agreement with Mr. Sergel dated March 22, 2000 which remains in effect for 36 months from March 22, 2000 plus as of March 22, 2002, one additional day and one additional day each day thereafter until either party notifies the other that the Employment Period shall not continue to be extended.

        In accordance with the terms of Mr. Sergel's Employment Agreement, if Mr. Sergel is terminated without cause or by Mr. Sergel for Good Reason (as defined in his Employment Agreement) Mr. Sergel will be entitled to receive (in addition to any normal post-term compensation and benefits) (1) a lump sum payment of: (a) any portion of his annual base salary through his Date of Termination (as defined in his Employment Agreement) that had not been paid and (b) a bonus amount under
National Grid USA Companies' Incentive Compensation Plan and Incentive Share Plan or successors of any such plans (collectively the Incentive Plans) representing the target Incentive Compensation (as defined in his Employment Agreement) for the year that would otherwise vest and/or become payable within the year in which his Date of Termination occurs, computed by assuming that the amount of all such target Incentive Compensation would be equal to the amount of such target Incentive
Compensation that Mr. Sergel would have been eligible to earn for such period, and multiplying that amount by a fraction, the numerator of which is the number of days in such period through his Date of Termination, and the denominator of which is the total number of days in the relevant period; (c) any compensation previously deferred by the Executive that has not yet been paid; and (d) any accrued but unpaid Incentive Compensation and/or vacation pay); (2) if Mr. Sergel's employment is terminated within 2 years following a Change in Control (as defined in his Employment Agreement), Mr. Sergel will receive the following benefits:  (a) a lump sum cash payment equal to (i) 3x the sum of his annual base salary as if he had remained employed through said period; and (ii) 3x the higher of the average of the annual bonuses awarded him under the Incentive Plans for the three years preceding March 22, 2000 or the three years preceding his Date of Termination; (excluding stock options) (b) continuation for 36 months of (or the equivalent of, if such benefits can't be provided to Mr. Sergel under said plans or programs) (i) accrual of his supplemental retirement benefits (as defined in the Supplemental Retirement Incentive Plan) (ii) all welfare benefit plans and programs provided to senior officers by the Company, including but not limited to medical, dental, prescription, disability, group life insurance, employee life insurance, accidental death and travel accident insurance, reduced to the extent Mr. Sergel receives such benefits from a subsequent employer without cost to him (iii) all applicable incentive savings and retirement plans and programs provided to senior officers by the Company and (iv) all fringe benefits provided to senior officers of the Company1; (3) reimbursement of legal fees and expenses, if any, incurred by him in disputing in good faith, any issue relating to his termination of employment; (4) if any payment or distribution by the Company or interest or penalty on such payment or distribution
(Payment) is subject to the excise tax as imposed pursuant to Section 4999 of the Code, a "gross-up" payment in an amount equal to the excise tax, including any interest or penalties imposed upon such Payment and applicable taxes thereon; and (5) any restrictions on restricted stock outstanding on Mr. Sergel's Date of
Termination shall lapse as of said date, any outstanding incentive compensation awards with vesting and/or payment contingent upon attainment of individual, Company, or affiliate performance goals shall, for purposes of awards considered short term by National Grid, be deemed satisfied at 90% of "Maximum" level and paid, in a lump sum cash payment within five (5) days of the Date of Termination, prorata for the portion of the performance year through the Date of Termination and all
National Grid Options outstanding as of the Date of Termination under the Scheme shall be governed by the terms of the Scheme.

        Upon a Change in Control a participant in the deferred compensation plan has the option of receiving a full distribution of the participant' cash and share accounts and the actuarial value of future benefits from the insurance related benefits under a prior plan, all less 10 percent.

        The National Grid USA Companies' bonus plans, including the Incentive Plans, the Incentive Thrift Plan, and the Goals Program, provided for payments equal to the average of the bonuses for the three prior years in the event of a Change of Control.  These payments would be made in lieu of the regular bonuses for the year in which the Change in Control occurs.  The Retirees Health and Life Insurance Plan has provisions preventing changes in benefits adverse to the participants for three years following a Change in Control.

                                                   PLAN SUMMARIES

        A brief description of the various plans through which compensation and benefits have been provided to the named executive officers is presented below to better enable shareholders to understand the information presented in the tables shown earlier.  The amounts of compensation and benefits provided to the named executive officers under the plans described below (and charged to the relevant companies) are presented in the Summary Compensation Tables.

        Goals Program

         The Goals cash bonus program is a broad-based, all-employee bonus program, which focuses employees on both the financial performance of the Company and operational performance in key categories such as reliability, customer satisfaction and safety.  Payout levels vary depending on both financial performance and the number of goals achieved in each work location and function.  Assuming the minimum financial goal is met, and depending upon the number of other goals attained, an employee may earn a cash bonus of between 0.8% and 4.5% of their eligible pay.

------------------
1 If Mr. Sergel's employment is terminated after May 22, 2002 but before a Change in Control or more than two years following a Change in Control, Mr. Sergel will receive all of the benefits described in (2)(a) and (b) above, except he will receive the equivalent of 18 months of benefits rather than 36 months of benefits.

        Incentive Thrift Plan

        The Incentive Thrift Plan permits eligible employees to contribute up to 50% of their pay on a on a pre-tax basis into the plan (subject to legal limits), and to receive a Company matching contribution of up to 5% of their base pay provided the employee contributes at least 6% of her or his base pay into the plan.  Under
Internal Revenue Code rules, annual salary deferrals could not exceed $10,500, and compensation taken into account for determining deferrals could not exceed
$170,000.  Consequently, matching contributions were capped at $8,500.  Matching contributions are shown under Other Annual Compensation in the Summary Compensation
Tables.

Deferred Compensation Plan

         The Deferred Compensation Plan offers executives the opportunity to defer bonuses and/or a portion of base pay until a later elected date.  The plan offers returns on deferrals based upon either the prime rate, the S&P 500 Index,or parent company securities.  In addition, the Company credits executives under the
Deferred Compensation Plan with the amount of matching contribution that the executive was unable to contribute under the Incentive Thrift Plan due to the $170,000 compensation limit, determined by presuming a maximum executive deferral of $10,500.  For the year ended March 31, 2002, the maximum make-up contribution was approximately $250.

Life Insurance

        Executives are offered life insurance funded by individual policies with death benefits of either two or three times the participant's annual salary depending upon the executive's level. These policies are structured in a manner that the employing company will recoup the premiums it has made into the policies at a later date.  This program is under review due to a recently released Internal Revenue Service Notice on the subject matter.

Incentive Compensation Plan

         There are two bonus plans applicable to executives, the Incentive Compensation Plan and the Incentive Share Plan.  The former awards cash bonuses tied to the achievement of financial results and which are closely aligned with the company's strategic objectives.  Annual financial targets and individual goals are established each year.  In addition, depending upon the level of bonus awarded under the Incentive Compensation Plan, executives receive an award in the form of parent company securities under the Incentive Share Plan.  If no cash bonus is paid, no Incentive Share Plan bonus is paid

Financial Counseling

        National Grid USA companies pay for personal  financial  counseling for certain senior  executives.  As required by the Internal Revenue Service,  a portion of the value of services is reported as taxable income to the executive.

        Stock Option Plan

        For description, please see the Option Grant and Fiscal Year-End Option Values tables.

                                             OPTION GRANTS IN LAST FISCAL YEAR
                                 ---------------------------------------------------------

                Individual Grants                                                               Potential Realizable Value
                                                                                                at Assumed Annual Rates of
                                                                                                 Stock Price Appre-ciation
                                                                                                      For Option Term
--------------------------------------------------------------------------------------------------------------------------------------------------------
                                        Number of
                                       Securities   Percent Of Options   Exercise
                                       Underlying           Granted To    Of Base        Expi-
                                           Option         Employees In      Price       ration
                                       Granted(#)          Fiscal Year     ($/Sh)         Date          5%($)      10% ($)
--------------------------------------------------------------------------------------------------------------------------------------------------------

NEW ENGLAND POWER
Peter G. Flynn                             16,825                 1.5%       8.32  June 2011          228,015       363,075
Marc F. Mahoney                             9,702                 0.8%       8.32  June 2011          131,483       209,365
Masheed Rosenqvist                         14,711                 1.3%       8.32  June 2011          199,369       317,462
James S. Robinson                          12,061                 1.1%       8.32  June 2011          163,452       260,270
Terry Schwennesen                          13,432                 1.2%       8.32  June 2011          182,036       289,862

NATIONAL GRID USA
John G. Cochrane                           10,676                 0.9%       8.32  June 2011          144,683       230,383
Michael E. Jesanis                         10,070                 0.9%       8.32  June 2011          136,470       217,306
Richard P. Sergel                          38,623                 3.4%       8.32  June 2011          523,425       833,465

MASS ELECTRIC
Richard L. Francazio                       13,427                 1.2%       8.32  June 2011          181,965       289,748
Barbara Hassan                             15,201                 1.3%       8.32  June 2011          206,006       328,030
Cheryl A. LaFleur                          25,434                 2.2%       8.32  June 2011          344,685       548,853
Robert H. McLaren                          15,015                 1.3%       8.32  June 2011          203,486       324,016
Nancy H. Sala                              11,398                 1.0%       8.32  June 2011          154,467       245,963

NARRAGANSETT
Ronald T. Gerwatowski                      13,909                 1.2%       8.32  June 2011          188,497       300,149
Cheryl A. LaFleur                          11,618                 1.0%       8.32  June 2011          157,449       250,711
Michael F. Ryan                            15,350                 1.3%       8.32  June 2011          208,026       331,245

        In June 2001, National Grid granted the stock options shown above.  The exercise price is 8.32 dollars (the mid market price on the day before the grant of the options) per share of National Grid stock.  The options are for National Grid shares listed on the London Stock Exchange - not National Grid ADRs, each ADR being equal to 5 shares.  The exercise price is 5.63 GBP and was converted to dollars for this table using a conversion of 1 GBP to 1.47848 dollars.  The options are not vested for 3 years and lapse after 10 years.  The number of stock options granted was a multiple of base pay ranging from 0.5 to 1.5 times base pay.  The options are subject to a performance condition.  The options are only exercisable if National Grid's total shareholder return (as defined) during the three years of the performance period place it at least at the median of a stated comparison group.  All of the options are exercisable if National Grid ranks in the top quartile and a portion are exercisable if National Grid ranks between the median and the top quartile.  If the performance condition is not met after the three year period, the
National Grid Remuneration Committee may recalculate the performance condition on subsequent anniversaries of the performance period.  The Committee may make adjustments as it considers appropriate to take account of any factor which it considers to be relevant (such as a capital reorganization of National Grid or a member of the comparison group).  The Committee may change the performance condition or use an alternative methodology for calculating total shareholder return.

The total options granted in the last fiscal year to the officers listed below is as follows.  Only those options listed in the table above were allocated as compensation paid by the company listed in the table.  Flynn - 17,269; Mahoney - 14,071; Robinson - 12,152; Cochrane - 32,620; Jesanis - 51,169; Sergel - 134,321,
Francazio - 14,071; Hassan - 21,747; LaFleur - 39,017; McLaren - 21,107; Sala - 11,513; Gerwatowski - 16,630.

                                           FISCAL YEAR-END OPTION VALUES
                               ----------------------------------------------------

                                                                             Number of
                                                                            Securities                    Value of
                                                                            Underlying                 Unexercised
                                                                           Unexercised                In-the-Money
                                                                            Options at                  Options at
Name                                                                    3/31/02 (#)(a)           3/31/02 ($)(a)(b)
----------------------------------------------------------------------------------------------------------------

NEW ENGLAND POWER COMPANY
Peter G. Flynn (c)                                                              54,724                         $0
Marc F. Mahoney (c)                                                             34,445                         $0
Masheed H. Rosenqvist                                                           30,734                         $0
James S. Robinson (c)                                                           26,410                         $0
Terry L. Schwennesen                                                            27,747                         $0

NATIONAL GRID USA
John G. Cochrane (c)                                                            26,724                         $0
Michael E. Jesanis (c)                                                          25,392                         $0
Richard P. Sergel (c)                                                           94,644                         $0

MASSACHUSETTS ELECTRIC COMPANY
Richard L. Francazio (c)                                                        25,888                         $0
Barbara A. Hassan (c)                                                           43,267                         $0
Cheryl A. LaFleur (c)                                                           73,239                         $0
Robert H. McLaren (c)                                                           40,332                         $0
Nancy H. Sala (c)                                                               46,067                         $0

THE NARRAGANSETT ELECTRIC COMPANY
Ronald T. Gerwatowski (c)                                                       25,938                         $0
Cheryl A. LaFleur (c)                                                           33,456                         $0
Michael F. Ryan                                                                 30,029                         $0

         (a)      All of these options are unexercisable as the most senior grants do not vest until 2003.

         (b)      Since the fiscal year-end share price was lower than the exercise price for all issued options, none of the options are in-the-money.

                  (c)      The total options held by the officers listed below is as follows.  Only those options listed in the table above were allocated as compensation paid by the company listed in the table.  Flynn - 56,169; Mahoney - 49,957, Robinson - 26,610, Cochrane - 81,652, Jesanis - 129,030,
                  Sergel - 336,166, Francazio - 27,130, Hassan - 61,901, LaFleur - 112,351, McLaren - 56,695, Sala - 46,530, Gerwatowski - 31,012.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         National Grid USA owns 99.6 percent of the voting securities of NEP.

         The following table lists the holdings of National Grid American Depositary Receipts (ADRs) as of June 3, 2002 by the directors and executive officers named in the Summary Compensation Tables.  The share totals below include ADRs held through the Incentive Thrift Plan described above.

         Name                                        ADRs Beneficially Owned
-------                                     --------------------------------

         L. Joseph Callan                                            0
         John G. Cochrane                                        559
         Peter G. Flynn                                                3,339
         Richard L. Francazio                                             894
         Ronald T. Gerwatowski                                   399
         Barbara Hassan                                       1,189
         Michael E. Jesanis                                               630
         Cheryl A. LaFleur                                       563
         Marc F. Mahoney                                         413
         Robert G. Powderly                                               489
         Lawrence J. Reilly                                               928
         James S. Robinson                                       634
         Masheed H. Rosenqvist                                   449
         Michael F. Ryan                                         477
         Nancy H. Sala                                                    489
         Terry L. Schwennesen                                             536
         Richard P. Sergel                                       588
         Philip R. Sharp                                             0

                                                                                  119

NIAGARA MOHAWK POWER CORPORATION Executive Compensation

The following table shows cash and other compensation paid to the President and to each of the other four most highly compensated executive officers of Niagara
Mohawk for the first quarter of 2002 and for 1999, 2000, and 2001 for previously reported executive officers.  In addition to the four most highly compensated executives, disclosure has been provided for William E. Davis, as former CEO and, David J. Arrington and Darlene D. Kerr as former executive officers, as disclosure for these officers would have been included but for the fact that these individuals were not serving as executive officers of Niagara Mohawk at the end of the fiscal year, March 31, 2002.

                                                                      SUMMARY COMPENSATION TABLE

----------------------------- ------------- ------------------------------------- ---------------------------------- ---------------
                                            Annual Compensation                   Long-Term Compensation

                                                                                                                     All Other
                                                                                                                     Compen-
Name and Principal Position                                                                                          sation
                              Year                                                                                   ($)( D)
----------------------------- ------------- ------------------------------------- ---------------------------------- ---------------
----------------------------- ------------- ----------- ------------- ----------- ---------------------------------- ---------------
                                                                                  Awards
                                                                      Other
                                                                      Annual
                                                                      Compen-sation
                                            Salary      Bonus         ($)(B)
                                            ($)(A)      ($)
----------------------------- ------------- ----------- ------------- ----------- ---------------------------------- ---------------
----------------------------- ------------- ----------- ------------- ----------- --------------- ------------------ ---------------

                                                                                  Restricted      Securities
                                                                                  Stock           Underlying
                                                                                  Award(s)        Options/SARs
                                                                                  ($)(C)          (#)
----------------------------- ------------- ----------- ------------- ----------- --------------- ------------------ ---------------
----------------------------- ------------- ----------- ------------- ----------- --------------- ------------------ ---------------
W. F. Edwards                 2002 (E)          99,665             0           0               0                  0       3,882,601
President                     2001             379,994       222,716       4,785         354,000                  0         600,267
(Elected                      2000             331,663       142,816           0         425,938             25,000          80,699
January 31, 2002)             1999             269,667        38,060           0               0                  0          25,646
----------------------------- ------------- ----------- ------------- ----------- --------------- ------------------ ---------------
----------------------------- ------------- ----------- ------------- ----------- --------------- ------------------ ---------------
T. H. Baron                   2002 (E)          72,374             0         531               0                  0          10,226
Senior Vice President         2001             278,297       138,752       4,785         354,000                  0         968,742
(Elected October 22, 1998)    2000             265,001        72,149         111         425,938             25,000          23,459
                              1999             236,001        28,425           0               0                  0           9,196
----------------------------- ------------- ----------- ------------- ----------- --------------- ------------------ ---------------
----------------------------- ------------- ----------- ------------- ----------- --------------- ------------------ ---------------
L. E. LoBaugh, Jr.            2002 (E)          53,824             0         886               0                  0           3,339
Vice President &
General Counsel
(Elected
January 28, 1999)
----------------------------- ------------- ----------- ------------- ----------- --------------- ------------------ ---------------
----------------------------- ------------- ----------- ------------- ----------- --------------- ------------------ ---------------
W. J. Synwoldt                2002 (E)          82,550             0         739               0                  0           9,828
Vice President & Chief
Information Officer (Elected
May 7, 1996)
----------------------------- ------------- ----------- ------------- ----------- --------------- ------------------ ---------------
----------------------------- ------------- ----------- ------------- ----------- --------------- ------------------ ---------------
J. M. Russo                   2002 (E)          54,599             0           0               0                  0          94,943
Vice President
(Elected June 13, 2000)
----------------------------- ------------- ----------- ------------- ----------- --------------- ------------------ ---------------
----------------------------- ------------- ----------- ------------- ----------- --------------- ------------------ ---------------
W. E. Davis                   2002 (E)          99,514             0         575               0                  0      12,476,545
Chairman and CEO              2001             819,985       696,216       4,924       1,309,800                  0       1,543,647
(End Date                     2000             754,654       592,078         321       1,591,750             90,000          43,878
January 31, 2002)             1999             652,993        78,580           0                                  0          39,003
----------------------------- ------------- ----------- ------------- ----------- --------------- ------------------ ---------------
----------------------------- ------------- ----------- ------------- ----------- --------------- ------------------ ---------------
D. D. Kerr                    2002 (E)          90,998             0         585               0                  0       3,904,562
President & COO               2001             499,991       365,019       4,955         725,700                  0       3,044,838
(End Date                     2000             428,881       164,596         250         830,563             40,000          15,573
January 31, 2002)             1999             345,001        44,190           0               0                  0          12,317
----------------------------- ------------- ----------- ------------- ----------- --------------- ------------------ ---------------
----------------------------- ------------- ----------- ------------- ----------- --------------- ------------------ ---------------
D. J. Arrington               2002 (E)          78,364             0         581               0                  0       2,549,515
Senior Vice President         2001             359,993       231,375       5,032         354,000                  0       3,957,730
(End Date                     2000             319,997       131,144         456         425,938             25,000          12,085
March 18, 2002)               1999             269,667        42,390           0               0                  0           9,878
----------------------------- ------------- ----------- ------------- ----------- --------------- ------------------ ---------------

(A)      Includes all employee contributions to the Employees' Savings Fund Plan.

(B)

Other Annual Compensation in 2002 for Messrs. Baron, LoBaugh, Synwoldt, Davis and Arrington and Ms. Kerr, represents amount reimbursed for taxes associated with financial planning services.  For Messrs. Davis and Arrington and Ms. Kerr, included are amounts reimbursed for taxes associated with security systems.

(C)      In 2002, no stock units were granted to the above named executive officers from the LTIP.  In accordance with the terms of the Plan, all outstanding stock units were paid upon the merger with National Grid.  The above named executives held no stock units at the end of the fiscal period, March 31, 2002.

(D)      Included in All Other Compensation for 2002 are partial payments of benefits accrued under the Niagara Mohawk Supplemental Executive Retirement Plan:  Mr.
         Edwards ($3,188,106), Mr. Davis ($9,021,892), Ms. Kerr ($3,370,201), and Mr. Arrington ($788,654).  All Other Compensation for 2002 also includes: employer contributions to the Company's Employees' Savings Fund Plan:  Mr. Edwards, ($4,990), Mr. Baron ($2,171), Mr. LoBaugh ($2,153), Mr. Synwoldt ($1,396), Mr.
         Davis ($6,000), Ms. Kerr ($3,900), and Mr. Arrington ($2,351); taxable portion of life insurance premiums:  Mr. Edwards ($605), Mr. Baron ($495), Mr. LoBaugh
         ($1,186), Mr. Russo ($493), Mr. Synwoldt ($872), Mr. Davis ($2,376), Ms. Kerr ($1,221) and Arrington ($753); employer contributions to the Company's Excess
         Benefit Plan:  Mr. Davis ($397); payments of awards granted under the CEO Special Award Plan: Mr. Edwards ($188,900), Mr. Arrington ($141,675), and Mr. Russo
         ($94,450); payment of dividend equivalents associated with exercise of stock options granted under the 1992 Stock Option Plan: Mr. Baron ($7,560), Mr.
         Synwoldt ($7,560), Mr. Davis ($33,880), Ms. Kerr ($9,240), and Mr. Arrington ($15,120); benefits payable in connection with employment agreements: Mr.
         Edwards ($500,000), Mr. Davis ($3,412,000), Ms. Kerr ($520,000) and Mr. Arrington ($1,600,962).

(E)      Information is for the first calendar quarter of 2002 only.

During the first calendar quarter of 2002, no SARs or Stock Options were granted to the above-named officers.

The following tables summarize exercises of options by the President, Mr. William F. Edwards, and the other named executive officers, the number of unexercised SARs and options held by them and the spread (the difference between the current market price of the stock and the exercise price of the SAR or option, to the extent that market price at the end of the year exceeds exercise price) on those unexercised SARs or options for the first calendar quarter of 2002.  Outstanding Niagara Mohawk
SARs were converted using the Exchange Ratio, as defined in the Merger Agreement, to National Grid ADS SARs on the Merger Effective Date, January 31, 2002.

Aggregated Option/SAR Exercises in First Quarter 2002 and Fiscal Year-End Option/SAR Values

Table 1:  Aggregated Option/SAR Exercises in January 2002 [Pre-merger].

------------------------- -------------- ---------------- ------------------------------------ -----------------------------------
                                                          Number of Securities Underlying
                                                          Unexercised Options/SARs on          Value of Unexercised Options/SARs
                          Options/                        January 31, 2002 (#)                 on January 31, 2002 ($)(A)
                          SARs           Value
Name                      Exercised      Realized
                          (#)            ($)
------------------------- -------------- ---------------- ------------------------------------ -----------------------------------
------------------------- -------------- ---------------- ----------------- ------------------ ---------------- ------------------

                                                          Exercisable       Unexercisable      Exercisable      Unexercisable
------------------------- -------------- ---------------- ----------------- ------------------ ---------------- ------------------
------------------------- -------------- ---------------- ----------------- ------------------ ---------------- ------------------
W. F. Edwards                   128,400          648,707                 0                  0                0                  0
------------------------- -------------- ---------------- ----------------- ------------------ ---------------- ------------------
------------------------- -------------- ---------------- ----------------- ------------------ ---------------- ------------------
T. H. Baron                     106,900          530,463                 0                  0                0                  0
------------------------- -------------- ---------------- ----------------- ------------------ ---------------- ------------------
------------------------- -------------- ---------------- ----------------- ------------------ ---------------- ------------------
L. E. LoBaugh, Jr.                    0                0            21,000                  0           77,000                  0
------------------------- -------------- ---------------- ----------------- ------------------ ---------------- ------------------
------------------------- -------------- ---------------- ----------------- ------------------ ---------------- ------------------
W. J. Synwoldt                    3,000            7,545            21,000                  0           79,940                  0
------------------------- -------------- ---------------- ----------------- ------------------ ---------------- ------------------
------------------------- -------------- ---------------- ----------------- ------------------ ---------------- ------------------
J. M. Russo                           0                0            21,000                  0           79,940                  0
------------------------- -------------- ---------------- ----------------- ------------------ ---------------- ------------------
------------------------- -------------- ---------------- ----------------- ------------------ ---------------- ------------------
W. E. Davis                     449,000        3,696,148           290,000                  0        1,091,600                  0
------------------------- -------------- ---------------- ----------------- ------------------ ---------------- ------------------
------------------------- -------------- ---------------- ----------------- ------------------ ---------------- ------------------
D. D. Kerr                      102,500          828,530           120,000                  0          456,800                  0
------------------------- -------------- ---------------- ----------------- ------------------ ---------------- ------------------
------------------------- -------------- ---------------- ----------------- ------------------ ---------------- ------------------
D. J. Arrington                  71,000          470,815            65,000                  0          207,350                  0
------------------------- -------------- ---------------- ----------------- ------------------ ---------------- ------------------

(A)      Calculated based on the closing market price of the Holdings' common stock on January
         31, 2002 ($18.55).

Table 2:  Aggregated Option/SAR Exercises in February and March 2002 [Post-merger].

-------------------------- ------------- ------------ -------------------------------------- -------------------------------------
                                                      Number of Securities Underlying
                                                      Unexercised Options/SARs At Fiscal     Value of Unexercised Options/SARs
                           Options/                   Year-End (#)                           At Fiscal
                           SARs          Value                                               Year-End ($)(A)
Name                       Exercised     Realized
                           (#)           ($)
-------------------------- ------------- ------------ -------------------------------------- -------------------------------------
-------------------------- ------------- ------------ ----------------- -------------------- ---------------- --------------------

                                                      Exercisable       Unexercisable        Exercisable      Unexercisable
-------------------------- ------------- ------------ ----------------- -------------------- ---------------- --------------------
-------------------------- ------------- ------------ ----------------- -------------------- ---------------- --------------------
W. F. Edwards                         0            0                 0                    0                0                    0
-------------------------- ------------- ------------ ----------------- -------------------- ---------------- --------------------
-------------------------- ------------- ------------ ----------------- -------------------- ---------------- --------------------
T. H. Baron                           0            0                 0                    0                0                    0
-------------------------- ------------- ------------ ----------------- -------------------- ---------------- --------------------
-------------------------- ------------- ------------ ----------------- -------------------- ---------------- --------------------
L. E. LoBaugh, Jr.               12,312       85,671                 0                    0                0                    0
-------------------------- ------------- ------------ ----------------- -------------------- ---------------- --------------------
-------------------------- ------------- ------------ ----------------- -------------------- ---------------- --------------------
W. J. Synwoldt                        0            0            12,312                    0           92,997                    0
-------------------------- ------------- ------------ ----------------- -------------------- ---------------- --------------------
-------------------------- ------------- ------------ ----------------- -------------------- ---------------- --------------------
J. M. Russo                      12,312       84,624                 0                    0                0                    0
-------------------------- ------------- ------------ ----------------- -------------------- ---------------- --------------------
-------------------------- ------------- ------------ ----------------- -------------------- ---------------- --------------------
W. E. Davis                           0            0           170,024                    0        1,271,897                    0
-------------------------- ------------- ------------ ----------------- -------------------- ---------------- --------------------
-------------------------- ------------- ------------ ----------------- -------------------- ---------------- --------------------
D. D. Kerr                            0            0            70,356                    0          531,422                    0
-------------------------- ------------- ------------ ----------------- -------------------- ---------------- --------------------
-------------------------- ------------- ------------ ----------------- -------------------- ---------------- --------------------
D. J. Arrington                       0            0            38,110                    0          247,715                    0
-------------------------- ------------- ------------ ----------------- -------------------- ---------------- --------------------

(A)      Calculated based on the closing market price of National Grid Group ADS price on March 28, 2002 ($32.70).

Retirement Benefits and Employment Agreements

Niagara Mohawk Pension Plan

The Niagara Mohawk Pension Plan ("Basic Plan") is a noncontributory, tax-qualified defined benefit plan and provides all employees of the Company with a minimum retirement benefit.  This retirement benefit is related to compensation--that is, base salary or pay--subject to the maximum annual limits noted in the Retirement
Benefits Table.

The participant's Basic Plan retirement benefit is based on one of two formulas depending on age and years of service on July 1, 1998:

the cash balance formula; or
the highest five-year average compensation.

Effective July 1, 1998, the Basic Plan was amended to include a cash balance formula.  Under a cash balance formula a participant's retirement benefit grows with pay credits (four percent - eight percent x salary) plus interest credits on a monthly basis.  A non-represented (management) employee who was at least 45 years of age and has 10 years of service on July 1, 1998 or has at least 5 years of service and 50 points (age plus service) as of December 31, 1998 will receive the higher of the 2 formulas--the cash balance formula or the highest consecutive five-year compensation.  All other non-represented employees' Basic Plan benefit will be based on the cash balance formula only.  Directors who are not employees are not eligible to participate in the Basic Plan.

Supplemental Executive Retirement Plan

The Supplemental Executive Retirement Plan ("SERP") is a noncontributory, nonqualified defined benefit plan that provides additional retirement benefits to officers of the Company who have obtained age 55 and who have 20 or more years of employment.  Exceptions to the age and service requirements may be granted.

The SERP provides a benefit equal to the greater of:

Sixty percent of base salary averaged over the final 36 months of employment, reduced by benefits payable under the Basic Plan; retirement benefits accrued during previous employment and one-half of the maximum security benefit to which the participant may be entitled at the time of retirement, or benefits payable under the
Basic Plan without regard to the annual benefit limitations imposed by the Internal Revenue Code.

Provided certain established criteria are met, participants in the SERP may elect to receive their benefit in a lump sum payment.  However, if plan participants cease to be employed by the Company or by National Grid after January 31, 2002 due to the participants involuntary termination or voluntary termination with "good reason," the SERP benefit will be paid in the form of a lump sum.

The following table shows the maximum retirement benefit (adjusted for Social Security) an officer can earn in aggregate under both the Basic Plan and the SERP.

                                                                      Annual Retirement Allowance

------------------- -----------------------------------------------------------------------------------------------------------
3-Year Average                                                   Years of Service
Annual Salary
------------------- -----------------------------------------------------------------------------------------------------------
------------------- ----------------- ----------------- ----------------- ----------------- ----------------- -----------------

                          10*               15*                20                25                30                35
------------------- ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
------------------- ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
          $150,000           $20,970           $33,705           $75,000           $75,000           $75,000           $75,000
------------------- ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
------------------- ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
           250,000            28,220            45,330           135,000           135,000           135,000           135,000
------------------- ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
------------------- ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
           350,000            28,220            45,330           195,000           195,000           195,000           195,000
------------------- -----------------                   ----------------- ----------------- ----------------- -----------------
------------------- ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
           450,000            28,220            45,330           255,000           255,000           255,000           255,000
------------------- ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
           550,000            28,220            45,330           315,000           315,000           315,000           315,000
------------------- ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
------------------- ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
           650,000            28,220            45,330           375,000           375,000           375,000           375,000
------------------- ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
           750,000            28,220            45,330           435,000           435,000           435,000           435,000
------------------- ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
------------------- ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
           850,000            28,220            45,330           495,000           495,000           495,000           495,000
------------------- ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
------------------- ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
           900,000            28,220            45,330           525,000           525,000           525,000           525,000
------------------- ----------------- ----------------- ----------------- ----------------- ----------------- -----------------

*Basic Plan benefit only.

The benefit calculations assume the officer has selected a straight life annuity and retired on March 31, 2002 at age 65.  Annual compensation limits of $200,000 under a tax-qualified plan will reduce the benefit amount collectible under the Basic Plan for some highly compensated officers.

As of March 31, 2002, the persons named in the Summary Compensation Table had the following estimated credited years of benefit service for purposes of the pension program:  Mr. Edwards, 23 years; Mr. Baron, 35 years; Mr. LoBaugh, 3 years; Mr. Synwoldt, 10 years; Mr. Russo, 1 year; Mr. Davis, 12 years; Ms. Kerr, 29 years; and
Mr. Arrington, 11 years.

While the above table reflects accruals under both the Base Plan and the SERP, effective January 31, 2002, the benefits that participants have accrued in the Niagara
Mohawk SERP Plan were frozen.  No future benefits will be accrued for participants after this date and all active participants are vested in the plan.

As of March 31, 2002 the follow named executive officers have received distribution of their benefit under the SERP:  Messrs. Edwards, Davis and Arrington and Ms.
Kerr.

Employment Agreements

Niagara Mohawk entered into employment agreements with Messrs. Edwards, Baron, Davis, Arrington and Ms. Kerr.  Messrs. Arrington, Baron, and Davis have received the change of control payments under the employment agreements on the terms outlined for Mr. Edwards below.  Ms. Kerr's employment agreement was terminated and replaced with an agreement with National Grid USA.  Mr. Davis also has an agreement with National Grid USA.  Mr. Edwards' agreement will remain in effect for 36 months after
January 31, 2002 (completion date of the merger between National Grid and Holdings).  If Mr. Edwards' employment is terminated by Niagara Mohawk without cause or by
Mr. Edwards for good reason within 36 months after the completion of the merger, Mr. Edwards will be entitled to a lump sum severance benefit equal to four times his base salary.  Mr. Edwards will also be entitled to employee benefit plan coverage for medical, prescription drug, dental and hospitalization benefits and life insurance for the remainder of his life with all related premiums paid by Niagara Mohawk, and coverage under other employee benefit plans will continue for four years.  In the event that the payments to Mr. Edwards upon termination of employment would subject Mr. Edwards to the excise tax on excess parachute payments under the Internal Revenue Code, Niagara Mohawk will reimburse him for such excise tax (and the income tax and excise tax on such reimbursement).  In the event of a dispute over Mr. Edwards' rights under the agreement, Niagara Mohawk will pay Mr. Edwards' reasonable legal fees with respect to the dispute unless Mr. Edwards'
claims are found to be frivolous.

As used in the employment agreements, "good reason" generally means a materially adverse change in duties, reduction in salary or benefits or relocation by more than
50 miles, all as determined by the executive in good faith.

As used in the employment agreements, termination for "cause" generally arises upon willful failure to perform duties, commitment of a felony, gross neglect or willful misconduct resulting in material economic loss to Niagara Mohawk or breach of certain confidentiality and non-compete provisions.  "Cause" must be determined by a vote of three-fourths of the Board of Directors after a meeting at which the executive and his or her legal counsel are entitled to be heard.

Niagara Mohawk entered into Change in Control Agreements with Messrs. LoBaugh, Synwoldt and Russo which provide that if, within two years following a change in control, which occurred upon the completion of the merger, an officer terminates his employment for good reason or Niagara Mohawk terminates the officer's employment without cause, the officer will be entitled to a lump sum severance benefit equal to two times the officer's base salary plus two years of benefits.

Security Ownership Of Certain Beneficial Owners and
management

Niagara Mohawk Holdings, Inc. owns 100 percent of the voting securities of Niagara Mohawk Power Corporation.  As of January 31, 2002, there were no publicly traded outstanding shares of Holdings common stock due to the completion of the merger with National Grid Group plc.  All the shares of Holdings common stock outstanding were exchanged for National Grid shares in the form of American Depositary Shares (ADSs), which are listed on the New York Stock Exchange, and/or cash.

The following table indicates the number of National ADSs beneficially owned as of June 3, 2002, by Niagara Mohawk directors, executive officers named in the Summary
Compensation Table, and directors/executive officers of Niagara Mohawk as a group, that were serving as a director and/or officer of Niagara Mohawk as of March 31,
2002.

                                                           Amount and Nature of Beneficial    Percent of
   Title of Class          Name of Beneficial Owner                  Ownership *                Class
--------------------- ------------------------------------ --------------------------------- -------------
American Depositary Shares
                      Director:
                      William F. Edwards                                1,594                     **
                      Michael E. Jesanis                                 630                      **
                      Clement E. Nadeau                                 2,999                     **
                      Anthony C. Pini                                    528                      **
                      Kwong O. Nuey, Jr.                                 506                      **

                      Named Executives:
                      Thomas H. Baron                                   1,937                     **
                      Leslie E. LoBaugh, Jr.                             430                      **
                      William J. Synwoldt                                 0                       **
                      Joseph M. Russo                                     0                       **

                      All Directors and Executives                                                **
                      Officers (27) as a group                          37,920

Equity Compensation Plans

A summary of stockholder approved equity compensation plans as of March 31, 2002 is as follows:

---------------------------------- ------------------------------ -------------------------- ------------------------------------------
                                                (a)                          (b)                                (c)
                                   ------------------------------ -------------------------- ------------------------------------------
                                   ------------------------------ -------------------------- ------------------------------------------
                                                                  Weighted average           Number of securities remaining available
                                   Number of securities to be     exercise price of          for future issuance under equity
                                   issued upon exercise of        outstanding options,       compensation plans (excluding securities
                                   outstanding options,           warrants and rights        reflected in column (a)
Plan Category                      warrants and rights (d)
---------------------------------- ------------------------------ -------------------------- ------------------------------------------
---------------------------------- ------------------------------ -------------------------- ------------------------------------------

---------------------------------- ------------------------------ -------------------------- ------------------------------------------
---------------------------------- ------------------------------ -------------------------- ------------------------------------------
Equity compensation plans
approved by security holders
                                             2,790,534                      $8.32                         177,699,048 (e)
---------------------------------- ------------------------------ -------------------------- ------------------------------------------
---------------------------------- ------------------------------ -------------------------- ------------------------------------------

---------------------------------- ------------------------------ -------------------------- ------------------------------------------
---------------------------------- ------------------------------ -------------------------- ------------------------------------------
Equity compensation plans not
approved by security holders
                                                 -                            -                                  -
---------------------------------- ------------------------------ -------------------------- ------------------------------------------
---------------------------------- ------------------------------ -------------------------- ------------------------------------------

---------------------------------- ------------------------------ -------------------------- ------------------------------------------
---------------------------------- ------------------------------ -------------------------- ------------------------------------------
Total                                        2,790,534                      $8.32                           177,699,048
---------------------------------- ------------------------------ -------------------------- ------------------------------------------

(d)      The options are for National Grid shares listed on the London Stock Exchange - not National Grid ADRs, each ADR being equal to five shares.

(e)      This is the total number of securities available for future issuance under the plans, however, the amount available for issuance to senior executives is limited to 88,849,524 shares.

         Item 7.  CONTRIBUTIONS AND PUBLIC RELATIONS

      (1)  None.  Payments are made to certain employees and other persons, who may act in the capacities enumerated in Item 7 for services rendered or materials purchased, but such payments are not contributions.

      (2)  Year Ended March 31, 2002.

Name of Recipient or Beneficiary (by Company)                Purpose (A)        Accounts charged,            Amount
                                                                              if any, per books of
                                                                               Disbursing Company
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

National Grid Group plc
Confederation of British Industry                                            National Grid Group plc          $44,123.00
Other (3)                                                        (B)         National Grid Group plc           $6,987.00
Other (2)                                                        (C)         National Grid Group plc         $167,529.00

National Grid USA Service Company, Inc.
Edison Electric Institute                                         -                  426.40                  $273,165.00
Other (3)                                                         -                  426.40                    $2,504.75
Edison Electric Institute                                         -                  930.20                  $826,333.00

National Grid USA
Choate, Hall & Stewart                                           (D)                 426.40                   $44,785.00
Alliance for Competitive Energy                                   -                  426.40                   $27,676.00
American Continental Group                                        -                  426.40                   $16,009.50
PA Consulting Services, Inc.                                      -                  426.40                   $13,120.00
Other (1)                                                        (D)                 426.40                    $6,598.00
Other (8)                                                         -                  426.40                   $23,492.00
Other (1)                                                         -                  930.20                    $7,402.50

New England Power Company
Choate, Hall & Stewart                                           (D)                 426.40                   $69,850.00
Alliance for Competitive Energy                                   -                  426.40                   $44,282.00
American Continental Group                                        -                  426.40                   $25,015.00
Joyce & Joyce                                                    (D)                 426.40                   $24,200.00
PA Consulting Services, Inc.                                      -                  426.40                   $20,992.00
Gallagher, Callahan & Gartrell                                   (D)                 426.40                   $18,338.00
Other (7)                                                         -                  426.40                   $31,197.00
Harvard University Electricity Policy Group                       -                  930.20                   $22,566.00
Other (1)                                                         -                  930.20                    $1,437.00

Massachusetts Electric Company
Mass Insight                                                      -                  426.10                   $25,000.00
Other (11)                                                        -                  426.10                    $8,605.00
                                                                                Accounts charged,
                                                                              if any, per books of
Name of Recipient or Beneficiary (by Company)                Purpose (A)       Disbursing Company            Amount
Joyce & Joyce                                                    (D)                 426.40                   $24,200.00
The Alliance to Save Energy                                       -                  426.40                   $17,865.13
Other (5)                                                         -                  426.40                   $16,080.00
Harvard University Electricity Policy Group                       -                  930.20                   $12,676.13
Other (6)                                                         -                  930.20                   $28,171.45
-------------------------------------------------------------------------------------------------------------------------

Narragansett Electric Company
Other (4)                                                         -                  426.10                    $9,550.00
Trion Communication                                               -                  426.40                   $40,300.40
John G Coffey, Esq                                               (D)                 426.40                   $20,000.00
McMahon-Preston Communications                                   (D)                 426.40                   $12,000.00
Other (6)                                                         -                  426.40                   $11,405.00
Other (4)                                                         -                  930.20                   $11,407.74

Granite State Electric Company
Other (3)                                                         -                  426.10                    $3,850.00
Gallagher, Callahan & Gartrell                                   (D)                 426.40                   $58,357.08
Other (6)                                                         -                  426.40                    $1,315.00
Other (3)                                                         -                  930.20                    $1,057.62

Nantucket Electric Company
Other (2)                                                         -                  426.40                      $229.14
Other (3)                                                         -                  930.20                      $314.58

Niagara Mohawk Power Corporation
Wilson, Elser, Moskowitz                                         (D)                 426.40                   $69,743.35
Hiscock & Barclay, LLP                                           (D)                 426.40                   $48,642.49
Decision Strategies Group                                         -                  426.40                   $40,000.00
Swidler Berlin Shereff Friedman                                  (D)                 426.40                   $18,453.84
NYPROCOA, Inc.                                                    -                  426.40                   $15,000.00
Other (10)                                                        -                  426.40                   $32,360.00
American Gas Association                                          -                  930.20                  $112,500.00
Other (1)                                                         -                  930.20                    $5,500.00

(A)      All such payments, unless otherwise noted, were subscriptions, dues, and/or contributions.
(B)      Payments made to business forums in the United Kingdom.
(C)      Payments for consultancy services in the United Kingdom and European union provided by public affairs consultants.  Services do not include direct or indirect lobbying on behalf of National Grid Group plc or its subsidiaries.
(D)      Payments for legislative services.

Item 8.  SERVICE, SALES AND CONSTRUCTION CONTRACTS
    Part I.

--------------------------------------------- --------------- -------------- --------------------------
                                                 Serving        Receiving          Compensation
                Transaction                      Company         Company              FY 2002

--------------------------------------------- --------------- -------------- --------------------------
--------------------------------------------- --------------- -------------- --------------------------
Phase I Terminal Facility Support Agreement        NEET            NEP              $1,276,403
(1)

--------------------------------------------- --------------- -------------- --------------------------
--------------------------------------------- --------------- -------------- --------------------------
Phase II Massachusetts Transmission               NEHTEC           NEP               $736,733
Facilities Support Agreement (2)

--------------------------------------------- --------------- -------------- --------------------------
--------------------------------------------- --------------- -------------- --------------------------
Phase II New Hampshire Transmission               NEHTC            NEP               $627,244
Facilities Support Agreement (3)
--------------------------------------------- --------------- -------------- --------------------------

(1)      Agreement dated 12/1/81 as amended was in effect at 3/31/02.
(2)      Agreement dated 6/1/85 as amended was in effect at 3/31/02.
(3)      Agreement dated 6/1/85 as amended was in effect at 3/31/02

    Part II.

None.

    Part III.

None.

Item 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Part I

(a)      National Grid Holdings Limited  ("National Grid Holdings"),  a company organized under the laws of England and Wales whose location and business address is at
         15 Marylebone Road, London NW1 5JD, England, is a foreign utility company and is the only EWG or foreign utility company in the National Grid system.

         National Grid Holdings has the principal active subsidiaries  listed below. In addition to the active subsidiaries listed below,  National Grid Holdings has a number of dormant subsidiaries (often formed for purposes of potential projects that are not realized) that are not included herein.  Except as noted, all the entities listed below are organized under the laws of England and Wales.

1.       The National Grid Company plc ("NGC") is the electricity transmission company in England and Wales.  As a transmission asset owner, NGC provides a transmission service on a for-profit, non-discriminatory basis and maintains and makes improvements to optimise access to the transmission system of England and Wales.  As system operator, it also matches generation and demand on the transmission system in real time through a balancing services activity, and procures ancillary services to ensure network security and stability.  NGC is subject to regulatory controls overseen by the United Kingdom regulator, The
         Office of Gas and Electricity Markets, in respect of its transmission asset owner activities and its system operator activities.

         1.1      Elexon Limited ("Elexon") carries on the business of implementing the Balancing and Settlement Code ("BSC"), as established under NGC's transmission licence, on a non-profit basis.  Although, NGC is the registered owner of Elexon's shares, under the terms of the BSC Elexon has ceased to be controlled by National Grid.

         1.2      NGC Leasing Limited is engaged in the leasing of motor vehicles for use by employees of the National Grid group.

1.3      NG Property Developments Limited owns and develops property that is not used for the operation of the transmission system in England and Wales, usually with a view toward eventual sale (*Beneficial ownership has been transferred to National Grid Properties Limited).

2.       EnMO Limited, in which National Grid Holdings owns 75%, was formed to operate the final day (balancing) gas market in Great Britain.

3.       NGG Telecoms Holdings Limited is an intermediate holding company.

4.       National Grid One Limited provides financial management services to National Grid group companies.

5.       National Grid Two Limited provides financial management services to National Grid group companies.

6.       National Grid Four Limited is an intermediate holding company for part of National Grid Holdings' interest in Energis plc.

7.       National Grid Insurance Limited is a company organized in Guernsey in connection with the self-insured retention of NGC's transmission assets.  National Grid
         Holdings holds all of the ordinary shares of National Grid Insurance Limited and an unaffiliated bank holds its preference shares remaining in issue.

8.       National Grid Gold Limited provides financial management services to National Grid group companies.

9.       National Grid Jersey Holdings Two Limited is a company organized under the laws of Jersey and is a former holding company.

10.      National Grid Properties Limited is the group's holding company for certain UK properties owned by the group.

11.      National Grid Jersey Holdings Three Limited is a company organized under the laws of Jersey and is a holding company for National Grid's interest in
         Myutility.com, Inc.

         11.1     First Point Energy Corporation (formerly MyUtility.Com.Inc), in which National Grid Jersey Holdings Three Limited has a 10% interest, is a company organized under the laws of the state of Delaware and is engaged in the provision of on-line energy saving solutions.

12.      National Grid Jersey Holdings Four Limited is a company  organized under the laws of Jersey and is the holding company for National Grid's interest in Gridcom
         Limited.

         12.1     Gridcom  Limited is a company engaged in the business of installing and maintaining  telecommunications  equipment on the United Kingdom  electricity transmission network.

13.      National Grid Jersey  Holdings Five Limited,  a company  organized  under the laws of Jersey,  is an  intermediate  holding  company for part of National Grid
         Holdings' interest in Energis plc.

         13.1     National Grid Three Limited is an intermediate holding company for part of National Grid Holdings' interest in Energis plc,

                  13.1.1   NGG Telecoms Limited is an intermediate holding company.

                                    13.1.1.1Energis  plc, in which the  National  Grid group has an economic  interest in 32.55%,  is a company  listed on the Official
                                                     List of the  London  Stock  Exchange  and on NASDAQ  and is the  parent  company  of the  Energis  group.  Further information  about Energis plc's business and  subsidiaries  is contained in its Form 20-F dated 11 September 2000
                                                     SEC file number 0-29552.

14.      NGG Telecoms Investments Limited is a holding company for part of National Grid Holding's investment in Energis plc.

15.      National Grid Five Limited is an intermediate holding company.

         15.1     NGC Two Limited is an intermediate holding company and business development vehicle.

                  15.1.1   The National Grid Investments Company is an unlimited company and carries on business as an investment company.

         15.2     National Grid Six Limited provides financial management services to National Grid group companies.

         15.3     NatGrid Finance Holdings Limited provides financial management services to National Grid group companies.

                  15.3.1   NatGrid Finance Limited provides financial management services to National Grid group companies.

                           15.3.1.1 NG Jersey Limited is a company organized in Jersey which provides financial management services to National Grid group companies.

                           15.3.1.2 NG  Investments  Limited is a company  organized in Jersey which  provides  financial  management  services to National  Grid group companies.

                                    15.3.1.2.1       NatGrid Investments Limited provides financial management services to National Grid group companies.

         15.4     National Grid  International  Limited is the  intermediate  holding  company for a number of National Grid Holding's  current or planned  investments outside the United  Kingdom,  including  operations in South America,  India,  Africa,  Continental  Europe and the US.  National Grid  International
                  Limited has eight seven active direct subsidiaries,  a number of indirect  subsidiaries and is a limited partner in a limited liability  partnership, as follows:

                  15.4.1   National Grid Overseas Limited is an intermediate holding company.

                           15.4.1.1 National Grid Overseas Two Limited is a former intermediate holding company.

                  15.4.2   National Grid Seven Limited is an  intermediate  holding  company for all of the South American and African  interests held by National Grid
                           Holdings.

                           15.4.2.1 National Grid Holdings B.V. is organized in the  Netherlands  and is a holding  company for National Grid  Holdings'  operations in
                                            Brazil, Chile, Argentina and Zambia.

                                    15.4.2.1.1       National  Grid Brazil  B.V., a company  organized in the  Netherlands,  is a holding  company for National  Grid's investment in JVCO Participacoes Ltda.

                                            15.4.2.1.1.1      JVCO  Participacoes  Ltda, of which National Grid Brazil B.V. owns 50%, is a company  organized under the laws of Brazil and is a  telecommunications  joint venture  vehicle for the National  Grid group,  France
                                                              Telecom and Sprint Corporation.

                                            15.4.2.1.1.1.1    Holdco  Participacoes  Ltda  ("Holdco")  is a company  organized  under the laws of Brazil  and is a 100%
                                                              subsidiary of JVCO  Participacoes  Ltda.  Holdco is a joint venture vehicle for the National Grid groups'
                                                              Brazilian telecom operations

                                                              15.4.2.1.1.1.1.1  Intelig  Telecommun-ications  Ltda ("Intelig") is a company organized under the laws of
                                                                                        Brazil  and  is  a  100%   subsidiary   of   Holdco.   Intelig  is  engaged  in
                                                                                        telecommunications in Brazil.

                                    15.4.2.1.2       National Grid Zambia B.V., a company formed under the laws of the  Netherlands,  is a holding company for National
                                                     Grid group's interest in Copperbelt Energy Corporation plc ("Copperbelt").

                                            15.4.2.1.2.1      Copperbelt,  a Zambian  corporation,  is some 38.5% owned by National  Grid Zambia B.V. and is engaged in generating,  buying,  selling and transmitting  electricity to meet the needs of the copper mining region of Zambia.  Another unrelated  registered holding company,  CINergy,  also owns a significant interest in
                                                              Copperbelt.

                                    15.4.2.1.3       National Grid Finance BV is a company formed under the laws of the  Netherlands  that serves as a holding  company for National Grid's electricity transmission operations in Argentina.

                                            15.4.2.1.3.1      Compania  Inversora En Transmicion  Electrica  Citelec S.A.  ("Citelec") is a company organized under the laws of  Argentina  and in which the  National  Grid group holds a 42.5%  interest.  Citelec is a holding company for the Transener business.

                                                     15.4.2.1.3.1.1    Compania de Transporte de Energia  Electrica en Alta Tension  Transener S.A.  ("Transener"),  in
                                                                       which Citelec holds an  approximately  65% interest,  is a company  organized  under the laws of
                                                                       Argentina  and is the  owner  of the  primary  electricity  transmission  system  that  services
                                                                       Argentina.

                                                              15.4.2.1.3.1.1.1  Empresa de Transporte de Energia Electrica por Distribucion  Troncal de la Provincia de
                                                                                        Buenos Aires Sociedad Anonima  ("Transba"),  a company organized under the laws of Argentina,  is a regional  transmission  system owner in Argentina.  Transba is 90% owned by Transener.

                                    15.4.2.1.4       National Grid Brazil Finance is an unlimited company and carries on business as an investment company.

                                    15.4.2.1.5       National  Grid  Poland  B.V.  is a company  formed  under the laws of the  Netherlands  and is the holding company for the National Grid group's  48.75% interest in Energis  Polska Sp. z o.o.  (formerly NG Koleje
                                                     Telekomunikacja  Sp. z o. o.), a Polish  telecommunications  joint venture (which  interest was, on 31 March 2001, held by National Grid International Limited).

                                    15.4.2.1.6       National Grid Holland Limited is an investment company.

                                    15.4.2.1.7       National Grid Manquehue B.V.  ("Manquehue  BV") is a holding  company  organized under the laws of the Netherlands and holds National Grid's investment in Manquehue Net S.A.

                                            15.4.2.1.7.1      Manquehue Net S.A.  ("Manquehue  Net") is a holding company  organized under the laws of Chile and is 30%
                                                              owned by  Manquehue  BV.  Manquehue  Net holds a 30.1%  interest  in  Silica  Networks  S.A.  and a 30.1%
                                                              interest in SCC Uno S.A.

                                                     15.4.2.1.7.1.1    Silica  Networks S.A. is a holding  company  organized under the laws of Chile and holds a 99.9%
                                                                       interest in Inversiones Silica Networks SA.

                                                     15.4.2.1.7.1.1.1  Inversiones  Silica  Networks S.A. is a holding  company  organized  under the laws of Chile and holds  99.9%  interests  in both  Silica  Networks  Chile  S.A.  and in SN  Investments
                                                                                Argentina S.A.

                                                     15.4.2.1.7.1.1.1.1  Silica Networks Chile S.A.  ("Silica Networks Chile") is a company organized under the laws of
                                                                           Chile and is engaged in developing a telecommunications  network in Chile and, together with
                                                                           Silica Networks Argentina, a network between Chile and Argentina.

                                                     15.4.2.1.7.1.1.1.2         SN Investments  Argentina SA ('SNI') is a company  incorporated under the laws of Chile as holding company for Silica Networks Argentina S.A.

                                                     15.4.2.1.7.1.1.1.2.1       Silica Networks  Argentina S.A. is a company  incorporated under the laws of Argentina, owned  99.9%  by SNI and  0.1% by SCC and  engaged  in the  business  of  developing  a telecommuni-ations  network in Argentina and,  together with Silica  Networks  Chile, a network between Argentina and Chile.

                                    15.4.2.1.8       National Grid Fourteen Limited is a holding company for National Grid's interests in Chile.

                                                     15.4.2.1.8.1  National Grid Chile BV ("Chile BV") is a holding company organized under the laws of the Netherlands and is the holding company for National Grid's interests in Silica Net S.A and SCC Uno S.A.

                                                     15.4.2.1.8.1.1.   SCC Uno S.A.  ("SCC")  is a holding  company  organized  under the laws of Chile and holds  0.1%
                                                                       interests in each of  Inversiones  Silica  Networks S.A. and SN  Investments  Argentina S.A. and
                                                                       Silica Networks Argentina S.A. SCC is owned 50% by Chile BV and 30.1% by Manquehue Net.

                                    15.4.3  National Grid (IOM) UK Limited is a former holding company and is organized under the laws of the Isle of Man.

                                    15.4.4  Network Mapping Limited provides survey data of power utility assets, and offers related services to customers.

                                    15.4.5  National Grid Indus B.V. is a company  organized  under the laws of the  Netherlands and resident in the United Kingdom and is a business development vehicle.

                                    15.4.6  NG  Australia  GP Pty Limited is a company  organized  under the laws of Capital  Territory,  Australia  and carries on the business of general partner in National Grid  Australia LLP.

                                    15.4.7  NG Australia  LLP is a limited  liability  partnership  established  under the laws of the state of Victoria,  Australia by
                                            National Grid Australia GP Pty Limited as general  partner and National Grid  International  Limited as limited partner for the purpose of acquiring and holding investments.

                                            15.4.7.1 National Grid Australia Pty Limited is a company  organized  under the laws of Capital  Territory,  Australia as a holding company for National Grid Australia LLP's investment in Basslink Pty Limited.

                                                     15.4.7.1.1        Basslink Pty Limited is a company organized under the laws of Capital  Territory,  Australia and engaged  in  development  of an  electrical  interconnector  between  the  Australian  states of
                                                                       Tasmania and Victoria.

                                    15.4.8  NG Procurement Holdings Limited is an intermediate holding company.

                                            15.4.8.1 National Grid  Procurement  B.V. is a holding  company  organized in the Netherlands and holds the National Grid's interest of  approximately  7.5% in Eutilia N.V., a company  engaged in the  development of an electronic business to business supply for goods and services to the European  utilities  sector.  Eutilia N.V. is a joint venture involving a number of European utilities companies.

                                    15.4.9           Britned  Development Limited is a 50% joint venture with N Link International BV of the Netherlands with a view to establishing a submarine cable link between the UK and the Netherlands.

16.      National Grid (Ireland) 1 Limited is an intermediate holding company, holding 26% of National Grid Nine Limited.

         16.1     National Grid (Ireland) 2 Limited is an intermediate holding company.

                  16.1.1   National Grid Nine Limited provides financial management services to National Grid group companies.

         The following system companies* have interests in National Grid Holdings:-

         Name of Company                                        Description of Interest

         National Grid Holdings One plc                         99,999,999 ordinary shares of 1 GBP each

         * one ordinary share of 1 GBP is owned by NGC Nominees Limited and 1000 A ordinary shares of 1 GBP each are owned by National Grid One Limited.

(b)      The aggregate amount of capital invested directly or indirectly by National Grid Group plc in National Grid Holdings Limited is $3,103,737,300,  which is more particularly described as follows:

Type     Amount
------   ----------

Common stock investment in                                   $1,751,686,900
National Grid Holdings

Loans made to National Grid                                    $970,639,400
Holdings and its subsidiaries

Guarantees of National Grid                                    $381,412,000
Holdings and its subsidiaries
by National Grid Group plc
         ------------------
         $3,103,737,300

         As at 31 March 2002,  there was no debt or other  financial  obligation  of National  Grid  Holdings for which there is recourse,  directly or  indirectly  to
         National Grid Group plc or another system company (other than an exempt wholesale generator (EWG) or foreign utility company (FUCO)).

         As at 31 March 2002, there was no direct or indirect guarantee of a security of National Grid Holdings by National Grid Group plc.
         During the reporting period there were no transfers of assets from any system company (other than an EWG or FUCO) to National Grid Holdings.
(c)      The ratio of debt to common equity for the National Grid Holdings group of  companies is:

                Debt            =    $ 3,072,900,000*   =     1.13
                --------             ---------------------
                Common               $ 2,728,300,000*
                Equity

         The net loss of the National Grid Holdings group of companies for the reporting period ended 31 March 2002 is $580,600,000*

         * All figures under US GAAP

(d)      None.

Part II

Please see the organisational chart submitted as Exhibit G.  Please see the financial data included within Item 10 and Exhibits.

Part III

The aggregate investment of National Grid Group plc in EWGs and foreign utility companies is $3,103,737,300.

The ratio of the aggregate investment to the aggregate capital investment of National Grid Group plc in its domestic public utility subsidiary companies is:

Investment in foreign utility companies
in accordance with Rule 24.                                            3,103,737,300
                                                                                -------------------       = 0.47
Investment in domestic public utility
subsidiary companies                                                            6,571,817,000

Item 9A.

                                                       U5S - supplementary information required under Appendix B
                                                         of the SEC Order dated January 16, 2002 (Release No. 35-27490)

(1)      The amount of any income tax credit and/or income tax liability  incurred  during the previous  fiscal year by National Grid General  Partnership  or National
         Grid Holdings, Inc., or their special purpose subsidiaries:  (a) as a result of any acquisition-related debt, (b) other merger or acquisition-related expense, and (c) as a result of any other income source or expense.

                  (a)  National Grid General Partnership ("NGGP") incurred debt in the amount of $2,680 million for the purpose of financing the acquisitions of New
                  England Electric System ("NEES") and Eastern Utilities Associates ("EUA"). The acquisition related debt produced tax credits for NGGP of $90.1 million

                  National Grid Holdings Inc. ("NGH Inc") refinanced the debt previously incurred by NGGP, and incurred further debt in the amount of $1,030 million for the purpose of financing the acquisition of Niagara Mohawk Holdings Inc ("NMHI"). The total acquisition related debt of $3,710 million produced tax credits for NGH Inc of $15.2 million.

                  (b)  Neither NGGP nor NGH Inc incurred any income tax credit or liability from any other merger or acquisition related expense

                  (c)  NGGP incurred no income tax credit or liability from any other income source or expense. NGH Inc incurred an income tax liability of $25,000 in relation to interest income of $72,000.

(2)      A description of how the income tax credit and/or income tax liability was calculated and allocated to all companies  included in the consolidated tax return, showing the interest costs and any assumptions used in the calculation.

                  The income tax credit was calculated by determining the interest paid and the amortisation of the fee payable on refinancing, and adjusting this figure in accordance with applicable Internal Revenue Regulations to arrive at the deductible amount. The tax credit was calculated at the federal income tax rate of 35%.

                  Interest and amortisation                                   $301 million

                  Tax credit at 35%                                         $105.3 million

(3)      A description of how any acquisition-related funding is effected through all Intermediate Holding Companies.

                  The supplementary information provided in National Grid's U5S filing last year described how $4 billion of funding was effected through the then
                  Intermediate Holding Companies.

                  When the NEES and EUA acquisition related debt was refinanced (as noted in 1(a) above), the funding related to those companies was increased to reflect the increase in value of those business. With the addition of the new funding for the NMHI acquisition, the funding totals $8.3 billion. The funding structure is as follows:

(a)      New National Grid has provided debt funding of $2.5 billion and equity funding of $1.5 billion to National Grid (US) Holdings Ltd ("NGUSH").

(b)      NGUSH has borrowed from other New National Grid system companies a further $3.3 billion, and has a profit of $1.0 billion reflecting the increase in value of the NEES and EUA businesses;

(c)      NGUSH has provided debt funding of $5.4 billion and equity funding of $2.9 billion to National Grid (US) Investments 4 ("NGUSI4");

(d)      NGUSI4 has invested equity of $4.5 billion in National Grid (US) Partner 1 Ltd, $45 million in National Grid (US) Partner 2 Ltd (together "the Partner
                           Companies"), and $3.8 billion in National Grid Twelve Ltd ("NG12");

(e)      The Partner Companies have provided partnership capital of $4.5 billion to NGGP;

(f)      NGGP has provided equity funding of $4.5 billion to NGH Inc;

(g)      NG12 has invested equity of $2.7 billion in National Grid Eight Ltd ("NG8") and $1.1 billion in National Grid Eleven Ltd ("NG11"). Each of NG8, NG11 and NG12
                           is a special purpose finance subsidiary of NGUSI4;

(h)      NG8 has provided debt funding of $2.7 billion and NG11 has provided debt funding of $1.1 billion to NGH Inc; and

(i)      NGH Inc has invested the $4.5 billion equity funding noted in (f) above together with the debt funding of $3.8 billion noted in (h) above, totalling $8.3 billion, in equity of NGUSA.

(4)      A description of the amount and character of any payments made by each Intermediate Holding Company to any other National Grid System company during the reporting period.

                  Other than the payments necessary to implement the funding structure set out in question 3 above, no payments have been made by any Intermediate
                  Holding Company to any other New National Grid system company during the reporting period.

(5)      A statement that the allocation of tax credits and liabilities was conducted in accordance with the Tax Allocation Agreement in effect and filed as an exhibit to the Form U5S.

                  We confirm that the allocation of tax credits and liabilities was so conducted.

Item 10. FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements
--------------------

      National Grid USA Consolidating Financial Statements (Supplement A-1) including income statement, balance sheet, statement of cash flows, and statement of retained earnings for National Grid USA and its subsidiaries.

      Financial Statements and supporting schedules of NEP as reported on its 2002 Form 10-K (Supplement A-2).

      Income statement, balance sheet, statement of cash flows, and statement of retained earnings for each of the following companies:

A-3        National Grid Group plc
A-4        National Grid Holdings Limited
A-5        National Grid (US) Holdings Limited
A-6        National Grid (US) Investments Four Limited
A-7        National Grid (US) Partner 1 Limited
A-8        National Grid (US) Partner 2 Limited
A-9        National Grid General Partnership
A-10  National Grid Holdings, Inc.
A-11  National Grid One (consolidated)

Exhibits
----------

      Unless otherwise indicated, the exhibits listed below are incorporated by reference to the appropriate exhibit numbers and the commission file numbers indicated in parenthesis.

A.    Annual Reports:

A.1.a    National Grid Group Annual Report on Form 20-F for the
         period ending March 31, 2002 (Commission File No. 1-4315)

A.1.b.National Grid Group Annual Review for Stockholders for
         the period ending March 31, 2002 (Filed herewith)

A.2      New England Power Company Form 10-K for the year ended
         March 31, 2002 (Commission File No. 1-6564)

A.3      Niagara Mohawk Power Corporation Transition Report on Form 10-K for the period January 1, 2002 through March 31, 2002 (Commission File No. 1-2987)

A.4      Connecticut Yankee Atomic Power Company 2001 Annual Report (Filed
         herewith)

A.5      Maine Yankee Atomic Power Company 2001 Annual Report (Filed herewith)

A.6.a    Vermont Yankee Nuclear Power Corporation 2001 Annual Report
         to Stockholders (Filed herewith)

A.6.b    Vermont Yankee Nuclear Power Corporation 2001 FERC Form 1 (Filed herewith)

A.7      Yankee Atomic Electric Company 2001 Annual Report to
         Stockholders (Filed herewith)

B.    Corporate Documents:

      1.      Memorandum of Articles of Association of National Grid Group plc
              (Exhibit 1 to Form 20-F for the period ending March 31, 2002 (Commission File No. 1-4315))

      2.      Memorandum of Association and Articles of Association of National Grid Holdings Limited. (Exhibit B.2 to National Grid Group 2001 Form U-5-S)

      3.      AEDR Fuels, L.L.C.:

                  AEDR Fuels Operating Agreement effective, December 1997 (Exhibit B.4 to NEES 1998 Form U-5-S).

      4.      AEMC, L.L.C.:

              a.  Agreement and Plan of Merger dated December 31, 1998 (Exhibit 10(ii) to 1998 NEES Form 10-K, File No. 1-3446).

              b.  Limited Liability Company Agreement (Exhibit B-1 to Amendment No. 1 to Form U-1, File No. 70-8921).

c.       Amendment No. 1 to Limited Liability Company Agreement (Exhibit 10(jj) to 1997 NEES Form 10-K, File No. 1-3446).

              d.  Certificate of Amendment filed August 24, 2001 (Filed herewith).

      5.      EUA Bioten, Inc.:

              a.  Articles of Organization filed June 22, 1995 and Certificate of Change of Fiscal Year End dated March 28, 2001 (Exhibit_5.a_to National Grid 2001
                  Form U-5-S, File 1-4315).

              b.  By-laws (Exhibit 5.b to National Grid 2001 Form U-5-S, File 1-4315).

      6.      EUA Energy Investment Corporation:

              a.  Articles of Organization filed December 15, 1987 and Certificate of Correction filed January 15, 1988 and Certificate of Change of Fiscal Year End
                  dated March 28, 2001 (Exhibit_6.a to National Grid 2001 Form U-5-S, File 1-4315).

              b.  By-laws (Exhibit 6.b to National Grid 2001 Form U-5-S, File 1-4315).

      7.      Granite State Electric Company:

              a.  Articles of Organization (Exhibit B.1.a to NEES 1983 Form U-5-S).

              b.  By-laws March 27, 1998 (Exhibit B.4.b to NEES 1998 Form U-5-S).

      8.      Massachusetts Electric Company:

              a.  Articles of Organization (Exhibit B.2.a to NEES 1983 Form U-5-S); Articles of Amendment dated March 5, 1993, August 11, 1993, September 20, 1993, and November 11, 1993 (Exhibit 3(a) to 1993 Form 10-K, File No. 0-5464); Articles of Amendment dated January 27, 1998 (Exhibit B.6.a to National
                  Grid USA 1999 Form U-5-S); Certificate of change of Fiscal Year End and Articles of Merger both filed May 1, 2000 (Exhibit 8.a_to National Grid 2001
                  Form U-5-S, File 1-4315).

              b.  By-laws (Exhibit 8.b to National Grid 2001 Form U-5-S, File 1-4315)

      9.      Nantucket Electric Company:

              a.  Articles of Organization (Exhibit A-6 filed under cover of Form SE, File No. 70-8675); Certificate of change of Fiscal Year End dated April 3, 2000
                  (Exhibit_9.a to National Grid 2001 Form U-5-S, File 1-4315).

              b.  By-laws (Exhibit A-7 filed under cover of Form SE, File No. 70- 8675).

      10.     The Narragansett Electric Company:

              a.  Charter (Exhibit B.3.a to NEES 1983 Form U-5-S); Amendment to Charter dated June 9, 1988 (Exhibit B.3.a to NEES 1988 FormU-5-S).

              b.  By-laws (Filed herewith).

              c.  Preference Provisions as amended dated December 15, 1997 (Exhibit 4(C) to NEES 1997 Form 10-K, File No. 1-3446).

      11.     National Grid USA:

              a.  Certificate of Incorporation of Iosta, Inc. filed December 10, 1998 and Certificate of Amendment changing name to NGG Holdings, Inc. filed March 18,
                  1999 and Certificate of Merger with NGG Trustee LLCI and changing the name to National Grid USA filed March 22, 2000 and Certificate of Amendment filed June 26, 2000 (Exhibit_11.a to National Grid 2001 Form U-5-S, File 1-4315).

              b.  By-laws (Exhibit 11.b to National Grid 2001 Form U-5-S, File 1-4315).

      12.     National Grid USA Service Company, Inc.:

              a.  Articles of Organization (Exhibit B.9.a to NEES 1983 Form U-5-S); Certificate of Change of Fiscal Year End and Articles of Merger both filed May 1,
                  2000 and Articles of Amendment filed May 2, 2000 (Exhibit 12.a to National Grid 2001 Form U-5-S, File 1-4315).

              b.  By-laws (Exhibit 12.b to National Grid 2001 Form U-5-S, File 1-4315).

      13.     National Grid Transmission Services Corporation:

              a.  Articles of Organization filed May 1, 2000 (Exhibit 13(a) to National Grid 2001 Form U-5-S, File 1-4315).

              b.  By-laws (Exhibit_13.b to National Grid 2001 Form U-5-S, File 1-4315).

      14.     NEES Communications, Inc.:

              a.  Articles of Organization (Exhibit B.9.a to NEES 1996 Form U-5-S); Certificate of change of Fiscal Year End dated April 3, 2000 (Exhibit_14.a to
                  National Grid 2001 Form U-5-S, File 1-4315).

              b.  By-laws (Exhibit B.9.b to NEES 1996 Form U-5-S).

      15.     NEES Energy, Inc.:

              a.  Certificate of Incorporation (Exhibit 3(I) to Certificate of Notification, File No. 70-8803); Certificate of change of Fiscal Year End dated April
                  3, 2000 (Exhibit 15.a to National Grid 2001 Form U-5-S, File 1-4315).

              b.  By-laws (Exhibit 3(ii) to Certificate of Notification, File No. 70-8803).

      16.         NEES Telecommunications Corp.:

              a.  Articles of Organization as amended through May 29, 1998 (Exhibit B.11.a to National Grid USA 1999 Form U-5-S); Certificate of change of Fiscal Year
                  End dated April 5, 2000 (Exhibit 16.a to National Grid 2001 Form U-5-S, File 1-4315).

              b.  By-Laws (Exhibit B.11.b to National Grid USA 1999 Form U-5-S).

      17.     New England Electric Transmission Corporation:

              a.  Restated Articles of Incorporation (Exhibit B.6.a to NEES 1983 Form U-5-S).

              b.  By-laws dated March 17, 1998 (Exhibit B.13.b to NEES 1998 Form U-5-S)

      18.     New England Energy Incorporated:

              a.  Articles of Organization (Exhibit B.7.a to NEES 1983 Form U-5-S); Articles of Amendment dated April 8, 1988 (Exhibit B.8.a to NEES 1988 Form U-5-S);
                  Certificate of change of Fiscal Year End dated April 3, 2000 (Exhibit_18.a to National Grid 2001 Form U-5-S, File 1-4315).

              b.  By-laws (Exhibit B.8.b to NEES 1995 Form U-5-S).

      19.     New England Hydro Finance Company, Inc.

              a.  Articles of Organization (Exhibit B.9.a to NEES 1988 Form U-5-S); Certificate of change of Fiscal Year End dated April 3, 2000 (Exhibit 19.a to
                  National Grid 2001 Form U-5-S, File 1-4315).

              b.  By-laws (Exhibit B.9.b to NEES 1995 Form U-5-S).

      20.     New England Hydro-Transmission Corporation

              a.  Articles of Incorporation (Exhibit B.8.a to NEES 1986 Form U-5-S); Articles of Amendment dated January 18, 1989 (Exhibit B.10.a to NEES 1988 Form
                  U-5-S);

              b.  By-laws dated March 17, 1998 (Exhibit B.16.b to NEES 1998 Form U-5-S).

      21.     New England Hydro-Transmission Electric Company, Inc.

              a.  Restated Articles of Organization dated January 13, 1989 (Exhibit B.11.a to NEES 1988 Form U-5-S); Certificate of change of Fiscal Year End dated
                  April 3, 2000 (Exhibit 21.a to National Grid 2001 Form U-5-S, File 1-4315).

              b.  By-laws dated March 17, 1998 (Exhibit B.17.b to NEES 1998 Form U-5-S).

      22.     New England Power Company:

              a.  Articles of Organization (Exhibit B.8.a to NEES 1983 Form U-5-S); Articles of Amendment dated June 25, 1987 (Exhibit B.12.a to NEES 1988 Form
                  U-5-S); Articles of Amendment dated January 27, 1998 (Exhibit B.18.a to National Grid USA 1999 Form U-5-S); Articles of Amendment filed April 21,
                  2000 and Certificate of Change of Fiscal Year End and Articles of Merger both filed May 1, 2000 (Exhibit 22.a to National Grid 2001 Form U-5-S, File
                  1-4315).

              b.  By-laws (Exhibit 22.b to National Grid 2001 Form U-5-S, File 1-4315).

      23.      NEWHC, Inc.:

              a.  Articles of Merger (Exhibit B.20.a to NEES 1998 Form U-5-S); Articles of Amendment dated October 21, 1999 (Exhibit B.20.a to National Grid USA 1999
                  Form U-5-S); Certificate of Change of Fiscal Year End dated April 5, 2000 (Exhibit 23.a to National Grid 2001 Form U-5-S, File 1-4315).

              b.  By-laws dated March 30, 1998 (Exhibit B.20.b to NEES 1998 Form U-5-S).

      24.     Metrowest Realty LLC:

              Limited Liability Company Agreement dated as of December 17, 1998 (Exhibit B.21 to NEES 1998 Form U-5-S).
      25.     Wayfinder Group, Inc.

              a.  Articles of Organization (Exhibit B.5.a to NEES 1993 Form U-5-S).
                  Articles of Amendment dated June 27, 1997 and December 13, 1999 (Exhibit B.23.a to National Grid USA 1999 U-5-S); Certificate of Change of Fiscal
                  Year End dated April 3, 2000 (Exhibit 25.a to National Grid 2001 Form U-5-S, File 1-4315).

              b.  By-Laws (Exhibit B.5.b to NEES 1993 Form U-5-S).

C.    Funded Debt:

       1.     Granite State Electric Company:

              a.  Note Agreement with First Colony Life Insurance Company dated as of November 1, 1993 (Exhibit C-1 to NEES 1993 Form U-5-S).

              b.  Note Agreement with First Colony Life Insurance Company dated as of July 1, 1995 (Exhibit A to Granite Certificate of Notification, File No.
                  70-8625).

              c.  Note Agreement with the Paul Revere Life Insurance Company dated as of June 15, 1998 (Exhibit C.1.d to NEES 1998 Form U-5-S).

       2.     Massachusetts Electric Company:

                  First Mortgage Indenture and Deed of Trust, dated as of July1, 1949, and twenty-one supplements thereto (Exhibit 7-A, File No.1-8019; Exhibit 7-B,
                  File No. 2-8836; Exhibit 4-C, File No. 2-9593; Exhibit 4 to 1980 Form 10-K, File No. 2-8019; Exhibit 4 to 1982 Form 10-K, File No. 0-5464; Exhibit 4
                  to 1986 Form 10-K, File No. 0-5464; Exhibit 4(a) to 1988 Form 10-K, File No. 1-3446; Exhibit 4(a) to 1989 Form 10-K, File No. 1-3446; Exhibit 4(a)
                  to 1992 Form 10-K, File No. 1-3446; Exhibit 4(a) to 1993 Form 10-K, File No. 1-3446; Exhibit 4(a) to 1995 NEES Form 10-K, File No. 1- 3446).

       3.     The Narragansett Electric Company:

                  First Mortgage Indenture and Deed of Trust, dated as of September 1, 1944, and twenty-three supplements thereto (Exhibit 7-1, File No.2-7042;
                  Exhibit 7-B, File No. 2-7490; Exhibit 4-C, File No. 2-9423; Exhibit 4-D, File No. 2-10056; Exhibit 4 to 1980 Form 10-K, File No. 0-898; Exhibit 4 to
                  1982 Form 10-K, File No. 0-898; Exhibit 4 to 1983 Form 10-K, File No. 0-898; Exhibit 4 to 1985 Form 10-K, File No. 0-898; Exhibit 4 to 1986 Form
                  10-K, File No. 0-898; Exhibit 4 to 1987 Form 10-K, File No. 0-898; Exhibit C-3 to NEES 1991 Form U-5-S; Exhibit 4(b) to 1992 Form 10-K, File No. 1-
                  3446; Exhibit 4(b) to 1993 Form 10-K, File No. 1-3446; Exhibit 4(b) to 1995 NEES Form 10-K, File No. 1- 3446), Exhibit 4(b) to 1997 NEES Form 10-K,
                  File No. 1-3446).

       4.     New England Electric Transmission Corporation:

                  Note Agreement with PruCapital Management, Inc. et al. dated as of September 1, 1986; Mortgage, Deed of Trust and Security Agreement dated as of
                  September 1, 1986 (Exhibit 10(g) to 1986 Form10-K, File No. 1-3446).

       5.     New England Power Company:

              a.  Loan Agreement with Massachusetts Industrial Finance Agency dated as of March 15, 1980 and two supplements thereto (ExhibitC.8.c to NEES 1983 Form
                  U-5-S); Supplements dated as of October 1, 1992 and September 1, 1993 (Exhibit C.6.b to NEES 1993 Form U-5-S); Fifth Supplement dated as of August
                  1, 1998 (Exhibit 5.a to NEES 1998 Form U-5-S).

              b.  Loan Agreement with Business Finance Authority of the State of New Hampshire (formerly the Industrial Development Authority of the State of New
                  Hampshire) dated as of November 15, 1983 (Exhibit C.8.d to NEES 1983 Form U-5-S); First Supplement dated as of April 1, 1986 (Exhibit C.7.d to NEES
                  1986 Form U-5-S); Second Supplement dated as of August 1, 1988 (Exhibit C.7.d to NEES 1988 Form U-5- S); Third Supplement dated as of April 1, 1989;
                  Fourth Supplement dated as of November 1, 1990 (Exhibit C.6.d to NEES 1990 Form U-5-S); Fifth Supplement dated as of June 15, 1991 (Exhibit C.6.d to
                  NEES 1991 Form U-5-S); Sixth Supplement dated as of January 1, 1993 (Exhibit C.6.d to NEES 1992 Form U-5-S); Seventh Supplement dated as of October
                  1, 1993 and Eighth Supplement dated as of December 1, 1993 (Exhibit C.6.c to NEES 1993 Form U-5-S);  Ninth Supplement dated as of February 1, 1995
                  (Exhibit 6.c to NEES 1995 Form U-5-S), Tenth Supplement dated as of January 1, 1996, Eleventh Supplement dated as of January 15, 1996, Twelfth
                  Supplement dated as of December 1, 1996 (Exhibit 6.c to NEES 1996 Form U-5-S); and Thirteenth Supplement dated as of August 1, 1998 (Exhibit 5.b to
                  NEES 1998 Form U-5-S).

              c.  Loan Agreement with the Connecticut Development Authority dated as of  September 1, 1999 (Exhibit 5.c to National Grid USA 1999 Form U-5-S).

D.1   National Grid General Partnership and Affiliated U.S. Corporations Form of Federal and State Income Tax Allocation Agreement dated as of December 28, 2000
      (Exhibit D to National Grid Group 2001 Form U-5-S).

D.2   National Grid General Partnership and Affiliated U.S. Corporations Form of Amended and Restated Federal and State Income Tax Allocation Agreement dated as of
      December 20, 2001 (Filed herewith)

D.3   National Grid General Partnership and Affiliated U.S. Corporations Form of Second Amended and Restated Federal and State Income Tax Allocation Agreement dated as of February 1, 2002 (Filed herewith)

E.    Schedule showing Money Pool investments for year ended March 31, 2002
      (Filed herewith).

F.    Schedules (Filed herewith).

G.    Organizational Chart (Exhibit 8 to National Grid Group 2002 Form 20-F File No. 1-4315).

H.    See financial statements.

                                                          SIGNATURE

      Each undersigned registered holding company has duly caused this annual report for the year ended March 31, 2002, to be signed on its behalf by the undersigned thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                                                        NATIONAL GRID GROUP plc

                                                        By:   s/ John G. Cochrane
                                                              John G. Cochrane
                                                              Authorized Representative

                                                        NATIONAL GRID USA

                                                        By:   s/ John G. Cochrane
                                                              John G. Cochrane
                                                              Senior Vice President

Date:  July 29, 2002

                                                        EXHIBIT INDEX
                                                   ----------------------
Exhibit No.          Description                                                        Page
-------------        --------------                                                     ------

Supplement           National Grid USA Financial Statements                             Filed
A-1                                                                                     herewith

Supplement           Financial Statements and Supporting                                Incorporated
A-2                  Schedules of NEP as reported on its 2002                           by reference
                     Form 10-K

Supplement           Financial Statements for National Grid                             Filed
A-3                  Group plc                                                          herewith

Supplement           Financial Statements for National Grid                             Filed
A-4                  Holdings Limited                                                   herewith

Supplement           Financial Statements for National Grid                             Filed
A-5                  (US) Holdings Limited                                              herewith

Supplement           Financial Statements for National Grid                             Filed
A-6                  (US) Investments Four Limited                                      herewith

Supplement           Financial Statements for National Grid                             Filed
A-7                  (US) Partner 1 Limited                                             herewith

Supplement           Financial Statements for National Grid                             Filed
A-8                  (US) Partner 2 Limited                                             herewith

Supplement           Financial Statements for National Grid                             Filed
A-9                  General Partnership                                                herewith

Supplement           Financial Statements for National Grid                             Filed
A-10                 Holdings, Inc.                                                     herewith

Supplement           Financial Statements for National Grid One                         Filed
A-11                                                                                    herewith

A.1.a                National Grid Group Annual Report on                               Incorporated
                     Form 20-F for the period ending                                    by reference
                     March 31, 2002

A.1.b.               National Grid Group Annual Review                                  Filed under
                     For Stockholders for the period                                    cover of
                     Ending March 31, 2002                                              Form SE

A.2                  New England Power Company                                          Incorporated
                     Form 10-K for the year ended March 31, 2002                        by reference

A.3                  Niagara Mohawk Power Corporation Transition                        Incorporated
                     Report on Form 10-K for the period January                         by reference
                     1, 2002 through March 31, 2002

A.4                  Connecticut Yankee Atomic Power Company                            Filed under
                     2001 Annual Report                                                 cover of Form SE

                                                        EXHIBIT INDEX
                                                   -----------------------
Exhibit No.          Description                                                        Page
-------------        -------------                                                      ------

A.5                  Maine Yankee Atomic Power Company                                  Filed under
                     2001 Annual Report                                                 cover of Form SE

A.6.a                Vermont Yankee Nuclear Power Corporation                           Filed under
                     2001 Annual Report to Stockholders                                 cover of Form SE

A.6.b                Vermont Yankee Nuclear Power Corporation                           Filed under
                     2001 FERC Form 1                                                   cover of Form SE

A.7                  Yankee Atomic Electric Company                                     Filed under
                     2001 Annual Report to Stockholders                                 cover of Form SE

B.1                  Memorandum and Articles of Association of                          Incorporated
                     National Grid Group plc                                            by reference

B.2                  Memorandum of Association and Articles of                          Incorporated
                     Association of National Grid Holdings                              by reference
                     Limited.

B.3                  AEDR Fuels, L.L.C. Operating Agreement                             Incorporated
                                                                                        by reference

B.4.a                AEMC, L.L.C.                                                       Incorporated
                     Agreement and Plan of Merger                                       by reference

B.4.b                AEMC, L.L.C.                                                       Incorporated
                     Limited Liability Company Agreement                                by reference

B.4.c                AEMC, L.L.C.                                                       Incorporated
                     Amendment No. 1 to Limited Liability                               by reference
                     Company Agreement

B.4.d                Certificate of Amendment filed August 24,                          Filed
                     2001                                                               herewith

B.5.a                EUA Bioten, Inc.                                                   Incorporated
                     Articles of Organization and                                       by reference
                     Certificate of Change of Fiscal Year End

B.5.b                EUA Bioten, Inc.                                                   Incorporated
                     By-laws                                                            by reference

B.6.a                EUA Energy Investment Corporation                                  Incorporated
                     Articles of Organization, Certificate                              by reference
                     of Correction, and Certificate of
                     Change of Fiscal Year End

B.6.b.               EUA Energy Investment Corporation                                  Incorporated
                     By-laws                                                            by reference
                                                        EXHIBIT INDEX
                                                        -------------
Exhibit No.          Description                                                        Page
-------------        --------------                                                     ------

B.7.a                Granite State Electric Company                                     Incorporated
                     Articles of Organization                                           by reference

B.7.b                Granite State Electric Company                                     Incorporated
                     By-laws                                                            by reference

B.8.a                Massachusetts Electric Company Articles                            Incorporated
                     Of Organization and Certificate of Change                          by reference
                     of Fiscal Year End and Articles of Merger

B.8.b                Massachusetts Electric Company                                     Incorporated
                     By-laws                                                            by reference

B.9.a                Nantucket Electric Company                                         Incorporated
                     Articles of Organization and Certificate of                        by reference
                     Change of Fiscal Year End

B.9.b                Nantucket Electric Company                                         Incorporated
                     By-laws                                                            by reference

B.10.a               The Narragansett Electric Company                                  Incorporated
                     Charter and Amendments thereto                                     by reference

B.10.b               The Narragansett Electric Company                                  Incorporated
                     By-laws                                                            by reference

B.10.c               The Narragansett Electric Company                                  Incorporated
                     Preference Provisions as amended                                   by reference

B.11.a               National Grid USA                                                  Incorporated
                     Certificate of Incorporation and                                   by reference
                     Amendments thereto

B.11.b               National Grid USA                                                  Incorporated
                     By-laws                                                            by reference

B.12.a               National Grid USA Service Company, Inc.                            Incorporated
                     Articles of Organization and                                       by reference
                     Certificate of Change of Fiscal Year
                     End, Articles of Merger, and Articles
                     of Amendment

B.12.b               National Grid USA Service Company, Inc.                            Incorporated
                     By-laws                                                            by reference

B.13.a               National Grid Transmission Services                                Incorporated
                     Corporation                                                        by reference
                     Articles of Organization

B.13.b               National Grid Transmission Services                                Incorporated
                     Corporation                                                        by reference
                     By-laws

                                                        EXHIBIT INDEX
                                                   ----------------------

Exhibit No.          Description                                                        Page
-------------        --------------                                                     ------

B.14.a               NEES Communications, Inc.                                          Incorporated
                     Articles of Organization and Certificate                           by reference
                     Of Change of Fiscal Year End

B.14.b               NEES Communications, Inc.                                          Incorporated
                     By-laws                                                            by reference

B.15.a               NEES Energy, Inc.                                                  Incorporated
                     Certificate of Incorporation and                                   by reference
                     Certificate of Change of Fiscal Year End

B.15.b               NEES Energy, Inc.                                                  Incorporated
                     By-laws                                                            by reference

B.16.a               NEES Telecommunications Corp                                       Incorporated
                     Articles of Organization and                                       by reference
                     Certificate of Change of Fiscal Year End

B.16.b               NEES Telecommunications Corp                                       Incorporated
                     By-laws                                                            by reference

B.17.a               New England Electric Transmission Corporation                      Incorporated
                     Restated Articles of Incorporation                                 by reference

B.17.b               New England Electric Transmission Corporation                      Incorporated
                     By-laws                                                            by reference

B.18.a               New England Energy Incorporated                                    Incorporated
                     Articles of Organization and Certificate                           by reference
                     of Change of Fiscal Year End Amendment

B.18.b               New England Energy Incorporated                                    Incorporated
                     By-laws                                                            by reference

B.19.a               New England Hydro Finance Company, Inc.                            Incorporated
                     Articles of Organization and                                       by reference
                     Certificate of Change of Fiscal Year End

B.19.b               New England Hydro Finance Company, Inc.                            Incorporated
                     By-Laws                                                            by reference

B.20.a               New England Hydro-Transmission Corporation                         Incorporated
                     Articles of Incorporation and Articles of                          by reference
                     Amendment

B.20.b               New England Hydro-Transmission Corporation                         Incorporated
                     By-laws                                                            by reference

B.21.a               New England Hydro-Transmission Electric Company                    Incorporated
                     Restated Articles of Organization and                              by reference
                     Certificate of Change of Fiscal Year End

                                                        EXHIBIT INDEX
                                                   -----------------------
Exhibit No.          Description                                                        Page
-------------        --------------                                                     ------

B.21.b               New England Hydro-Transmission Electric                            Incorporated
                     Company By-laws                                                    by reference

B.22.a               New England Power Company                                          Incorporated
                     Articles of Organization and Certificate                           by reference
                     of Change of Fiscal Year End and Articles
                     of Amendment

B.22.b               New England Power Company                                          Incorporated
                     By-laws                                                            by reference

B.23.a               NEWHC, Inc.                                                        Incorporated
                     Articles of Merger and Amendment and                               by reference
                     Certificate of Change of Fiscal Year End

B.23.b               NEWHC, Inc.                                                        Incorporated
                     By-Laws                                                            by reference

B.24                 Metrowest Realty LLC                                               Incorporated
                     Limited Liability Company Agreement                                by reference

B.25.a               Wayfinder Group, Inc.                                              Incorporated
                     Articles of Organization and                                       by reference
                     Certificate of Change of Fiscal Year End

B.25.b               Wayfinder Group, Inc.                                              Incorporated
                     By-laws                                                            by reference

C.1.a                Granite State Electric Company                                     Incorporated
                     Note Agreement with First Colony Life                              by reference
                     Insurance Company

C.1.b                Granite State Electric Company                                     Incorporated
                     Note Agreement with First Colony Life                              by reference
                     Insurance Company

C.1.c                Granite State Electric Company                                     Incorporated
                     Note Agreement with Paul Revere Life                               by reference
                     Insurance Company

C.2                  Massachusetts Electric Company                                     Incorporated
                     First Mortgage Indenture and Deed of Trust                         by reference
                     and twenty-one supplements thereto

C.3                  The Narragansett Electric Company                                  Incorporated
                     First Mortgage Indenture and Deed of Trust                         by reference
                     and twenty-three supplements thereto

C.4                  New England Electric Transmission Corporation                      Incorporated
                     Note Agreement with PruCapital Management,                         by reference
                     Inc. et al. and Mortgage, Deed of Trust and
                     Security Agreement

                                                        EXHIBIT INDEX
                                                   ----------------------
Exhibit No.          Description                                                        Page
-------------        --------------                                                     ------

C.5.a                New England Power Company                                          Incorporated
                     Loan Agreement with Massachusetts Industrial                       by reference
                     Finance Agency and five supplements
                     thereto

C.5.b                New England Power Company                                          Incorporated
                     Loan Agreement with Business Finance                               by reference
                     Authority of the State of New Hampshire
                     (formerly the Industrial Development Authority
                     of the State of New Hampshire) and thirteen
                     supplements thereto

C.5.c                New England Power Company                                          Incorporated
                     Loan Agreement with Connecticut Development                        by reference
                     Authority

D.1                  Income Tax Allocation Agreement                                    Incorporated
                                                                                        By reference

D.2                  Amended and Restated Federal and State                             Filed
                     Income Tax Allocation Agreement                                    herewith

D.3                  Second Amended and Restated Federal and                            Filed
                     State Income Tax Allocation Agreement                              herewith

E                    Money Pool investments for year ended                              Filed
                     March 31, 2002                                                     herewith

F                    Schedules                                                          Filed under
                                                                                        cover of Form SE

G                    Organizational Chart                                               Incorporated
                                                                                        by reference